Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

BY AND AMONG

VSMA, Inc.,

Metl-Span LLC,

NCI Group, Inc.

AND

BlueScope Steel North America Corporation, solely for purposes of Section 11.15,

Dated as of May 2, 2012

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Annexes

Annex A	The Standards
Annex B	Sample Working Capital Calculation
Annex C	Sample Bonus Accrual Payoff Adjustment Calculation

Exhibits

Exhibit A	Assignment of Membership Interests
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of SS/MS Supply Agreement
Exhibit D	Form of MS/BBNA Supply Agreement
Exhibit E	Jurisdictions of Competition Laws

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT, dated as of May 2, 2012 (this “Agreement”), is made and entered into by and among VSMA, Inc., a Delaware corporation (the “Seller”), Metl-Span LLC, a Texas limited liability company (the “Company”), and NCI Group, Inc., a Nevada Corporation (the “Purchaser”), and, solely for purposes of Section 11.15, BlueScope Steel North America Corporation, a Delaware corporation (“BSNA”).

W I T N E S S E T H:

WHEREAS, on the terms and subject to the conditions hereinafter set forth, the parties desire to enter into this Agreement, pursuant to which the Seller shall sell, and the Purchaser shall purchase, all of the outstanding membership interests of the Company (the “Interests”), for the consideration and on the terms set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“Accounting Experts” shall have the meaning set forth in Section 2.3(g).

“Affiliate” of any Person shall mean, when used with reference to a specific Person, any Person that at the time of determination of Affiliate status directly or indirectly, whether through one or more intermediaries, controls, is controlled by or is under common control with such specific Person.

“Affiliate Transaction” shall have the meaning set forth in Section 4.19(c).

“Agreement” shall have the meaning set forth in the preamble hereto.

“Ancillary Agreements” shall have the meaning set forth in Section 6.14.

“Antitrust Laws” shall have the meaning set forth in Section 6.4(b).

“Assets” shall have the meaning set forth in Section 4.21.

“Assigned Contracts” shall have the meaning set forth in Section 4.19(d).

“Assignment of Membership Interests” shall have the meaning set forth in Section 2.4.

“Authorized Representatives of the Purchaser” shall mean the Purchaser’s directors, officers, employees, counsel, accountants, financial advisors, consultants and other authorized representatives designated by the Purchaser (through a written notice addressed to the Company) for the purpose of Section 6.1.

“Bankruptcy Event” shall mean any of the following actions by the Company:

(i) commencement of a voluntary case or filing a request or petition for a writ of execution to initiate bankruptcy proceedings or to have the Company adjudicated as bankrupt;

(ii) consenting to the entry of an order for relief against the Company in an involuntary case;

(iii) consenting to the appointment of a custodian of the Company or for any substantial part of its property;

(iv) making a general assignment for the benefit of the Company’s creditors; or

(v) proposing or agreeing to an accord or composition in bankruptcy between the Company and its creditors.

“Basket” shall have the meaning set forth in Section 10.3(a).

“Bonus Accrual Payoff Adjustment” shall mean the difference between (X) an amount equal to the average of the bonus and profit sharing obligation accrual calculated for each of the thirteen months during the period March, 2011, through March, 2012, where the 2012 accrual for each applicable month during fiscal year 2012 shall be determined for these purposes (regardless of how such accruals may have been recorded in the books and records of the Company) by dividing the bonuses and profit sharing obligations actually paid or definitely determined to be paid for the year ended June 30, 2012, by twelve (12), and adding such quotient to the prior month’s accrual, less (Y) $586,005. For illustration, attached as Annex C are two sample calculations of the Bonus Accrual Payoff Adjustment, assuming 2012 bonuses and profit sharing obligations actually paid or definitively determined to be paid, of $2,500,000 and $1,800,000, respectively.

“BSNA” shall have the meaning set forth in the preamble hereto.

“BSNA Business Marks” shall mean any trade name, trademark, service mark, service name or other identifying mark utilizing, or domain name containing or comprising, the names “BSNA,” “BlueScope Steel,” “Steelscape,” “Butler,” “Varco Pruden” or “ASC Profiles” and any “BSNA,” “BlueScope Steel,” “Steelscape,” “Butler,” “Varco Pruden” or “ASC Profiles” logo, symbol, graphic or similar design mark used or held for use (whether alone or in combination with other names) in connection with the business of the Company, including, without limitation, the trade names, trademarks, logos, service marks and service names listed in Section 1.1(a) of the Company Disclosure Letter.

“BSNA Payables” shall mean all trade payables or similar balance sheet items owed by the Company, on the one hand, to BSNA, the Seller or any of their respective Affiliates (other than the Company), on the other hand, that would not constitute Company Indebtedness.

“BSNA Receivables” shall mean all trade receivables, including any paint rebates, or similar balance sheet items owed by BSNA, the Seller or any of their respective Affiliates (other than the Company), on the one hand, to the Company, on the other hand.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York, United States.

“Cash” shall mean, as of immediately prior to the Closing, the amount of all cash in the Company’s bank accounts, net of any outstanding (uncleared) checks, drafts and wire transfers, plus deposits in transit and excluding amounts held as restricted balances.

“Closing” shall mean the consummation of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date and time at which the Closing occurs.

“Closing Statement” shall have the meaning set forth in Section 2.3(d).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment” shall mean (i) options, warrants, rights of first refusal or first offer, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, calls, puts, voting trusts, registration rights or other rights, agreements or commitments relating to the issuance, disposition or acquisition of a Person’s capital stock or securities convertible into or exchangeable or exercisable for its equity securities or other Contracts that could require a company to issue equity securities or to sell equity securities it owns in another company, (ii) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any equity securities of a company or owned by a company, (iii) statutory pre-emptive rights or pre-emptive rights granted under a company’s organizational documents or any other pre-emptive rights and (iv) equity appreciation rights, phantom equity, profit participation, or other similar rights with respect to a company.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Disclosure Letter” shall mean the disclosure letter, dated as of the date hereof, delivered by the Company to the Purchaser upon or prior to entering into this Agreement.

“Company Financial Statements” shall mean, collectively, (i) the audited balance sheets of the Company as of June 30, 2010 and June 30, 2011, the audited statements of earnings and changes in members’ equity, and statements of cash flows of the Company for the years ended on June 30, 2010 and June 30, 2011, together with the report of the Company’s independent auditors thereupon, including notes to the audited financial statements (collectively, the “Audited Financial Statements”) and (ii) the Interim Company Financial Statements.

“Company Indebtedness” shall mean, as of any time, without duplication, the aggregate amount of (i) all short-term and long-term indebtedness of the Company (including the principal amount thereof or, if applicable, the accreted amount thereof, any prepayment amounts, and the amount of accrued and unpaid interest thereon), whether or not represented by bonds, debentures, notes or similar instruments, for the repayment of money borrowed, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased, but excluding trade accounts payable, customer advance payments and other current liabilities in each case arising in the ordinary course of business, (iii) all obligations of the Company under conditional sale or other title retention agreements relating to any property purchased by the Company, (iv) any outstanding reimbursement obligation of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company pursuant to which the applicable bank or similar entity has paid obligations for which the Company is required to repay, (v) any payment obligation of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement, currency or commodity derivatives or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate, currency or commodity risks, (vi) all obligations for borrowed money of any Person other than the Company secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby shall have been assumed, (vii) all obligations of the Company under any lease of property, personal or real, which obligations are required to be classified as capitalized leases under GAAP, and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others, provided that the amount of any such contingent obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such contingent obligation is made (subject to any limitation therein). Company Indebtedness shall not include any Excluded Company Indebtedness.

“Company Material Adverse Effect” shall mean any change, effect, occurrence or development that

(a) has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of the Company, provided that to the extent any effect is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a material adverse effect:

(i) changes in conditions in the U.S. economy or capital or financial markets generally, including changes in interest or exchange rates;

(ii) changes that are the result of factors generally adversely affecting the industries within the geographic areas in which the Company conducts business;

(iii) changes in GAAP or authoritative interpretation thereof;

(iv) changes in general legal, regulatory, political, economic or business conditions in the U.S., in each case, generally affecting the industries in which the Company conducts business;

(v) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including any loss, or threatened loss of, or adverse impact on, the relationships (contractual or otherwise) with, customers, suppliers, distributors, partners or Employees of the Company (provided that this clause (v) shall be disregarded for purposes of any representations and warranties set forth in Section 4.2 and Section 4.5);

(vi) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism involving any geographic region in which the Company conducts business;

(vii) any action required to be taken by the Company pursuant to the terms of the Agreement or any action taken by the Company with the Purchaser’s consent;

(viii) any change in applicable Laws or the application or authoritative interpretation thereof, including the effects of any duties on products of the type manufactured by the Company; and

(ix) changes in the price of raw materials, including steel, of the type and grade customarily purchased by the Company;

except in the case of clauses (i), (ii), (iv) and (ix), to the extent that such adverse effect has a materially greater adverse effect on the Company as compared to other companies operating in the same industries and markets in which the Company operates;

or

(b) would, or would reasonably be expected to, have a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Competing Person” shall have the meaning set forth in Section 6.19(a).

“Competitive Business” shall have the meaning set forth in Section 6.19(a).

“Confidential Information” shall mean all information, notes, analyses, compilations, forecasts, studies and other documents and records that are subject to the confidentiality obligations created by the Confidentiality Agreement.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.2.

“Consolidated Group” shall mean any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal Income Tax returns and any similar group under foreign, state or local law.

“Consolidated Taxes” means all Taxes of or with respect to a Seller Consolidated Group.

“Contracts” shall mean all binding written or oral agreements, contracts, leases, or other binding written or oral commitments, arrangements or plans (including any amendments and other modifications thereto).

“Controlled Group Liability” shall mean a liability arising by reason of the Company being an ERISA Affiliate of the Seller or any of its ERISA Affiliates.

“Costs” shall have the meaning set forth in Section 6.6(a).

“Covered Employees” shall have the meaning set forth in Section 6.15(a).

“Covered STD Employee” shall have the meaning set forth in Section 6.15(d).

“D&O Indemnitee” or “D&O Indemnitees” shall have the meaning set forth in Section 6.6(a).

“Damages” shall mean all claims, assessments or deficiencies, levies, losses, fines, penalties, damages, judgments (at equity or law), awards, charges, obligations, liabilities, costs and expenses (including amounts paid in settlement, court costs, and reasonable and documented attorneys’, accountants’, investigators’, and experts’ fees and expenses); provided that an Indemnified Party’s internal personnel time, overhead and other internal costs and expenses shall not constitute Damages.

“Debt Financing” shall have the meaning set forth in Section 5.4.

“Debt Financing Commitment” shall have the meaning set forth in Section 5.4.

“Debt Financing Sources” shall mean the Persons (other than the Purchaser) that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing Commitments (including, for the avoidance of doubt, any alternative debt financings) in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the parties named in Section 5.4, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

“Disclosure Letter Update” shall have the meaning set forth in Section 6.10.

“DOJ” means the United States Department of Justice.

“Employee” shall mean, on any given date, each individual who is employed by the Company as of such date (including those who are actively employed and are on leave, disability or other absence from employment).

“Employee Plans” shall have the meaning set forth in Section 4.12(a).

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including those related to emissions, discharges, exposures, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Environmental Reports” shall mean non-privileged environmental site assessment reports, studies, analyses, compliance audits or assessments that relate to the business of the Company or any real property owned, operated or leased by the Company.

“Environmental Tests” shall have the meaning set forth in Section 10.3(m).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under section 414 of the Code.

“Estimated Statement” shall have the meaning set forth in Section 2.3(a).

“Excluded Company Indebtedness” shall mean any of the items described in clauses (i) through (vi) of the definition of Company Indebtedness to the extent that, at or prior to the Closing, all obligations of the Company thereunder and all Liens securing such items and encumbering any of the Company’s assets are either released or paid in full at the sole cost and expense of the Seller.

“Excluded Transaction Expenses” shall mean any of the expenses described in the definition of Transaction Expenses to the extent that, at the Closing, all obligations of the Company thereunder are either released or paid in full at the sole cost and expense of the Seller.

“Existing Business” shall have the meaning set forth in Section 6.19(b).

“Fee Letter” shall have the meaning set forth in Section 5.4.

“Final Determination” shall mean (i) any final, non-appealable decision or order of any court to which the parties to this Agreement have agreed, pursuant to the terms and conditions hereof, to submit any legal action or proceedings with respect to this Agreement or (ii) any agreement between the Seller and the Purchaser with respect to the matter in dispute.

“FTC” means the United States Federal Trade Commission.

“Fundamental Representations” shall have the meaning set forth in Section 10.1.

“GAAP” shall mean United States generally accepted accounting principles.

“General Termination Fee” shall have the meaning set forth in Section 9.2(b)(i).

“General Termination Fee L/C” shall have the meaning set forth in Section 6.22(a).

“Governmental Entity” shall mean any federal, state, local, or foreign government, any political subdivision thereof or any court, authority, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, any self-regulating entity or any self-regulatory organization (including, any stock exchange).

“Guaranteed Obligations” shall have the meaning set forth in Section 11.15.

“Hazardous Materials” shall mean any material, substance or waste that is regulated, classified or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and any petroleum product, asbestos, polychlorinated biphenyls, radon, lead-based paint, chlorofluorocarbons and all other ozone-depleting substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Fee” shall mean an amount equal to the filing fee required in connection with notification under the HSR Act.

“HSR Measurement Date” shall have the meaning set forth in Section 9.2(b).

“Inactive Employee” shall have the meaning set forth in Section 6.15(a).

“Income Tax” shall mean any federal, state, local or foreign Tax measured by or imposed on net income.

“Indemnified Party” shall mean a Purchaser Indemnitee or Seller Indemnitee who is entitled to indemnification from another party hereto pursuant to Article X.

“Indemnified Taxes” shall mean any and all Taxes imposed on the Company or for which the Company is otherwise liable that (i) are allocated or attributable to or incurred or payable by the Company for any Pre-Closing Tax Period (which, in the case of a Straddle Period, shall be determined in a manner consistent with Section 6.8(a)(v)), together with any interest, penalty or additions to Tax accruing after the Closing Date on Taxes described in this clause (i), (ii) arise under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of the Company having been a member of a Consolidated Group prior to the Closing, (iii) are imposed by reason of the Company having liability for Taxes of another Person arising under principles of transferee or successor liability or by contract, other than customary lease agreements, as a result of activities or transactions taking place at or prior to the Closing, (iv) arise from or are attributable to any breach of any Tax covenant in Section 6.3(m) and Section 6.8, or (v) arise from the inclusion of any income or gain by the Company in any Post-Closing Tax Period (x) under Section 453 of the Code (or any similar provision of state, local or foreign Law) in respect of any transaction occurring prior to the Closing, (y) under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) in respect of any reacquisition occurring at or prior to the Closing, or (z) as a result of any change in accounting method Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of the manner in which any item was improperly reported by the Company with respect to any Pre-Closing Tax Period, in each of the above cases, to the extent such Taxes exceed the accrual in respect thereof shown on the Closing Statement as finally determined. The amount of any Indemnified Taxes shall be computed without regard to any net operating loss, net capital loss or other Tax deduction, credit or benefit that is attributable to, arises from or relates to any Post-Closing Tax Period.

“Indemnifying Party” shall mean a party hereto who is required to provide indemnification under Article X to another party hereto.

“Initial Termination Date” shall have the meaning set forth in Section 9.1(c)(ii).

“Insulated Metal Panel” shall have the meaning set forth in Section 6.19(a).

“Intellectual Property” means (i) patents and patent applications (including statutory invention registrations), (ii) trademarks, service marks, logos, trade dress, trade names, Web addresses, domain names, and other indicia of commercial source or origin, including registrations and applications for registration thereof, and goodwill associated with any of the foregoing (“Trademarks”), (iii) copyrights, including registrations and applications for registration thereof, (iv) trade secrets and confidential information, including trade secrets and confidential information regarding know-how, software, customer lists, data, processes, protocols, specifications, techniques, drawings, specifications, and other forms of technology, and (v) any other intellectual property rights.

“Interests” shall have the meaning set forth in the first recital hereto.

“Interim Company Financial Statements” shall mean, collectively, (i) March 2012 Financial Statements, (ii) the March 2011 Financial Statements and (iii) the Other Financial Statements.

“Knowledge of the Company” shall mean the actual knowledge (after reasonable inquiry) of those individuals listed in Section 1.1(b) of the Company Disclosure Letter.

“Laws” shall mean all laws, statutes, rules, codes, regulations, ordinances, orders, judgments or decrees of, or issued by, Governmental Entities.

“Laws relating to Employment” shall have the meaning set forth in Section 4.13(c).

“Leased Real Property” shall have the meaning set forth in Section 4.20(a).

“Liability Cap” shall have the meaning set forth in Section 10.3(b).

“Lien” shall mean any mortgage, lien, pledge, encumbrance, charge, restriction, security interest, judgment lien or easement.

“March 2011 Financial Statements” shall mean the unaudited balance sheet of the Company, as of March 31, 2011, together with the unaudited statement of earnings and changes in members’ equity, and statement of cash flows of the Company for the nine (9) month period ended on March 31, 2011.

“March 2012 Financial Statements” shall mean the unaudited balance sheet of the Company, as of March 31, 2012, together with the unaudited statement of earnings and changes in members’ equity and statements of cash flows of the Company for the nine (9) month period ended on March 31, 2012.

“Marketing Period” means the first period of twenty (20) consecutive days after the date of this Agreement throughout and at the end of which (a) the Purchaser shall have received the Required Information from the Company and the Required Information shall be complete and (b) the conditions set forth in Section 7.1 shall be satisfied and nothing has occurred and no condition exists that would be reasonably expected to cause any of the conditions set forth in Article VII to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive day period; provided that (i) the Marketing Period shall not commence prior to May 30, 2012 without the Purchaser’s prior written consent, (ii) if the Marketing Period does not end prior to June 29, 2012, then the Marketing Period will be deemed not to commence earlier than July 10, 2012, (iii) if the Marketing Period does not end prior to August 17, 2012, then the Marketing Period will be deemed not to commence earlier than September 4, 2012 and (iv) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of the Marketing Period, (A) the audited financial statements included in the Required Information shall have been withdrawn, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by the accounting firm that had issued such opinion or another independent accounting firm of nationally recognized standing, or (B) the Company shall have restated or shall have determined to restate any historical financial statements of the Company in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Information has been amended or the Company concludes that no such restatement shall be required in accordance with GAAP.

“Material Contracts” shall mean (i) the Assigned Contracts and (ii) the following Contracts to which the Company is a party or by which any of its properties or assets are bound:

(a) each Contract (other than Contracts that have been fully performed by all parties thereto and other than spot sales or purchases in the ordinary course of business substantially on the Company’s standard terms that are to be settled within ninety (90) days of agreeing to such sale or purchase) that requires the payment or incurrence of liabilities, or the rendering of services, of more than $1,000,000 by the Company over the term of the Contract, or of more than $500,000 by the Company for the twelve (12) month period ended March 31, 2012;

(b) each Contract (other than Contracts that have been fully performed by all parties thereto and other than spot sales or purchases in the ordinary course of business substantially on the Company’s standard terms that are to be settled within ninety (90) days of agreeing to such sale or purchase) for the sale or distribution of products, supplies, goods, materials, equipment or services requiring aggregate payments to the Company of more than $1,000,000 over the term of the Contract or of more than $500,000 for the twelve (12) month period ended March 31, 2012;

(c) each Contract that (A) restricts or otherwise affects the ability of the Company to compete, in any jurisdiction, in any line of business or with any Person or would so restrict or affect the ability of the Purchaser or its Affiliates (including the Company) after the Closing or (B) contains exclusivity obligations or restrictions binding on the Company or that would be binding on the Purchaser or any of its Affiliates (including the Company) after the Closing;

(d) each collective bargaining agreement or other Contract with any labor union;

(e) each Contract granting any rights of first refusal, first negotiation or first offer with respect to assets that are material to the conduct of the business of the Company;

(f) each Real Property Lease;

(g) any Contract relating to Company Indebtedness;

(h) any agreement relating to any interest rate, currency, commodity or other derivative or hedging transaction;

(i) each Contract that grants or imposes any Lien (other than Permitted Liens) on the material property, plant and equipment of the Company, the Owned Real Property or the Leased Real Property;

(j) each Employee Plan, including all single employer or multiemployer pension, profit sharing, retirement, bonus, vacation, option, annuity, bond purchase, deferred compensation, group life, health and accident insurance and other welfare benefit plans, Contracts, or commitments;

(k) each Contract between the Company, on the one hand, and BSNA or its Affiliates (other than the Company), on the other hand;

(l) each Contract relating to software or information technology, including Contracts regarding support, maintenance and repair of information-technology assets, that is material to the Company’s business;

(m) each Contract relating to capital expenditure items for the Company (i) in excess of $500,000 by the Company for a single project or (ii) in excess of $1,000,000 by the Company in the aggregate;

(n) any joint venture, partnership, limited liability company or other similar agreements or arrangements with any other Person (including any agreement providing for joint research, development or marketing);

(o) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or assets of any other Person or any material property real or personal (whether by merger, sale of stock, sale of assets or otherwise);

(p) any agreement (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or (B) the Company has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(q) any Contract with a Significant Customer or Significant Supplier; and

(r) any other Contract that (A) if terminated or subject to a default by any party thereto, would, individually, or in the aggregate be materially adverse to the Company or (B) subject the Company to any material liability.

“Maximum Termination Fee” shall have the meaning set forth in Section 9.2(b)(i).

“Maximum Termination Fee L/C” shall have the meaning set forth in Section 6.22(a).

“MS/BBNA Supply Agreement” shall have the meaning set forth in Section 6.14(c).

“Notice of Claim” shall have the meaning set forth in Section 10.5.

“Notice of Dispute” shall have the meaning set forth in Section 2.3(f).

“Notices” shall have the meaning set forth in Section 11.3(a).

“Other Financial Statements” shall mean the unaudited statements of earnings of the Company for the three (3) month period ended September 30, 2010 and September 30, 2011

“Owned Intellectual Property” shall have the meaning set forth in Section 4.15(a).

“Owned Real Property” shall have the meaning set forth in Section 4.20(b).

“Parent Plans” shall have the meaning set forth in Section 6.15(c).

“Permits” shall have the meaning set forth in Section 4.9.

“Permitted Liens” shall mean, with respect to the Company, the following Liens:

(a) Liens for Taxes, assessments, or other charges or levies imposed by Governmental Entities that either have not become due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company in accordance with GAAP;

(b) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation, including Liens of judgments thereunder which are not currently delinquent or dischargeable;

(c) workers’, mechanics’, suppliers’, carriers’, warehousemen’s, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company in accordance with GAAP;

(d) deposits securing or in lieu of surety, appeal or customs bonds in proceedings to which the Company is a party that do not materially interfere with the conduct of the business conducted by the Company;

(e) Liens created by or resulting from any litigation or legal proceeding which is currently being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements and books of the Company in accordance with GAAP;

(f) landlords’ Liens under leases to which the Company is a party to secure payments not yet due and payable;

(g) recorded rights-of-way, easements, licenses, zoning or other restrictions on the use of real property, or minor irregularities in title thereto, which do not, individually or in the aggregate, materially and adversely affect, impair or interfere with the occupancy or present use or value of the property affected thereby; and

(h) any other Lien incurred in the ordinary course of business that does not materially impair the value of the property or the use and enjoyment of the property for its presently intended purpose or the ability to conduct business as currently conducted.

“Person” shall mean and include an individual, a partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, a trust, a business trust, an unincorporated organization or a Governmental Entity.

“Policies” shall have the meaning set forth in Section 4.18.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Pre-Closing Tax Returns” shall have the meaning set forth in Section 6.8(a)(ii).

“Pro Forma Financial Information” shall have the meaning set forth in Section 6.18(a)(i).

“Proceedings” shall have the meaning set forth in Section 4.10.

“Prohibitive Order” shall have the meaning set forth in Section 7.1(a).

“Proprietary Information” shall have the meaning set forth in Section 6.19(f).

“Purchase Price” shall mean an amount equal to One Hundred Forty-Five Million Dollars ($145,000,000).

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Purchaser DC Plan” shall have the meaning set forth in Section 6.15(g).

“Purchaser Indemnitees” shall mean the Purchaser, its Affiliates (including, after the Closing, the Company) and the officers, directors, employees, agents and representatives of the Purchaser or its Affiliates, and the heirs, executors, successors and permitted assigns of any of the foregoing.

“Purchaser Material Adverse Effect” shall mean any event, change, occurrence, effect, fact or circumstance having a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Purchaser Related Party” shall mean (i) the Purchaser, (ii) any Debt Financing Source, (iii) any former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any Person named in foregoing clause (i) or (ii), and (iv) any former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any of the foregoing.

“Registered Intellectual Property” shall have the meaning set forth in Section 4.15(a).

“Real Property Lease” shall mean each lease, sublease and other written agreement pursuant to which the Company is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments and guarantees thereof.

“Reimbursement Obligation” shall have the meaning set forth in Section 6.18(b).

“Representatives” shall have the meaning set forth in Section 6.18(a).

“Required Information” shall have the meaning set forth in Section 6.18(a)(i).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” shall have the meaning set forth in the preamble hereto.

“Seller 401(k) Plan” shall mean the BlueScope Employee Savings Trust.

“Seller Consolidated Group” shall mean any Consolidated Group of which each of the Company and the Seller or an Affiliate of the Seller (other than the Company), is or was a member on or prior to the Closing Date.

“Seller Consolidated Return” shall mean any Tax Return of a Seller Consolidated Group.

“Seller Indemnitees” shall mean the Seller and its Affiliates (excluding, after the Closing, the Company) and the officers, directors, employees, agents and representatives of the Seller or its Affiliates, and the heirs, executors, successors and permitted assigns of any of the foregoing.

“Seller Material Adverse Effect” shall mean any event, change, occurrence, effect, fact or circumstance having a material adverse effect on the ability of the Seller or BSNA to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Seller Related Parties” shall have the meaning set forth in Section 11.13(a).

“Shared Contracts” shall have the meaning set forth in Section 4.19(d).

“Significant Customer” shall have the meaning set forth in Section 4.24.

“Significant Supplier” shall have the meaning set forth in Section 4.24.

“SS/MS Supply Agreement” shall have the meaning set forth in Section 6.14(b).

“Standards” shall have the meaning set forth in the definition of Working Capital.

“Straddle Period” shall mean any Tax period beginning on or before and ending after the Closing Date.

“Straddle Tax Returns” shall have the meaning set forth in Section 6.8(a)(iii).

“Subsequent Dispositions” shall have the meaning set forth in Section 6.19(c).

“Subsequent Financial Statements” shall have the meaning set forth in Section 6.21.

“Subsidiary” shall mean, with respect to any Person, any entity in which such Person or any of its Subsidiaries owns or has the power to vote more than fifty percent (50%) of the equity interests in such entity having general voting power to participate in the election of the governing body of such entity.

“Survival Period” shall have the meaning set forth in Section 10.1.

“Tax” or “Taxes” shall mean any taxes, assessments, fees, and other governmental charges imposed by any Governmental Entity, including income, profits, gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, and the liability for the payment of any amounts described in the foregoing arising from being or having been a member of a Consolidated Group or a party to any Tax Agreement on or before the Closing.

“Tax Accountant” shall have the meaning set forth in Section 6.8(a)(iv).

“Tax Agreement” shall have the meaning set forth in Section 4.11(e).

“Tax Proceeding” shall have the meaning set forth in Section 6.8(b).

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” shall have the meaning set forth in Section 9.1(c)(ii).

“Termination Fee” shall have the meaning set forth in Section 9.2(b)(i).

“Third Party Claim” shall mean any action, suit, proceeding, audit, complaint, investigation or like matter which is asserted or threatened by a Person other than a Purchaser Indemnitee, a Seller Indemnitee or their successors and permitted assigns, against any Indemnified Party or to which any Indemnified Party is subject and that may give rise to a right of indemnification under Article X.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Expenses” shall mean an amount equal to all attorneys’, accountants’, investment banking and other professional or advisor fees (including any audit fees and other fees and expenses incurred in connection with the preparation of the Company Financial Statements) and any brokers’, finders’ or similar fees incurred by the Company prior to the Closing in connection with this Agreement, the transactions contemplated by this Agreement or the proposed sale of the Interests, in each case to the extent not paid as of immediately prior to the Closing. Transaction Expenses shall not include any Excluded Transaction Expenses.

“Transaction Price” shall mean the aggregate sum of the Purchase Price, plus (i) the amount of Cash, minus (ii) the amount of Company Indebtedness as of immediately prior to the Closing, minus (iii) the amount of Transaction Expenses, minus (iv) an amount equal to 50% of the HSR Fee, plus (v) the Bonus Accrual Payoff Adjustment. The amount of the Transaction Price shall also be reduced by the amount, if any, by which the Working Capital Target exceeds the amount of Working Capital, or increased by the amount, if any, by which the amount of Working Capital exceeds the Working Capital Target. Solely for the purposes of determining the Transaction Price at the Closing, the Transaction Price shall be based on the Estimated Statement determined in accordance with Section 2.3(a). The Transaction Price shall be subject to adjustment following the Closing as provided in Section 2.3(f). In calculating the various adjustments to the Transaction Price, no single item shall be given duplicative effect.

“Transfer Taxes” shall have the meaning set forth in Section 6.8(d).

“Transition Services Agreement” shall have the meaning set forth in Section 6.14(a).

“Treasury” shall mean U.S. Department of the Treasury.

“United States” or “U.S.” means the United States of America.

“U.S. Dollars”, “U.S. $”, “Dollars” and “$” means the lawful currency of the United States.

“United States” or “U.S.” means the United States of America.

“Working Capital” shall mean the sum of the current assets (including current BSNA Receivables, but excluding Cash, any asset that would constitute a Transaction Expense, any income Taxes receivable, any deferred Tax assets and any asset related to commodity, interest rate or foreign currency hedges, any intercompany receivable under the Loan Agreement, effective as of July 1, 2011, by and between the Company, as the lender, and BSNA, as the borrower (“Intercompany Loan Agreement”)), minus the sum of the current liabilities (including current BSNA Payables, but excluding Company Indebtedness, Transaction Expenses, any liability related to commodity, interest rate or currency hedges, any income Taxes payable and any deferred Tax liabilities) of the Company, in each case determined as of immediately prior to the Closing in accordance with this Agreement and, to the extent not inconsistent with this Agreement, GAAP applied on a basis consistent with the preparation of the Company Financial Statements for the twelve (12) month period ended June 30, 2011 (i.e., using the adjustments, methodologies and judgments as set forth on Annex A attached hereto and that were used in the preparation of such Company Financial Statements) (the “Standards”). In calculating the Working Capital, (i) there should be no change in the classification to a current asset of any particular asset that has not previously been characterized as a current asset, or the classification to a long term liability of any particular liability that has not previously been characterized as a long term liability (in each case, other than any such change resulting solely from the passage of time between the date hereof and the Closing) or which is of a type that has not previously been characterized as current or long term, as the case may be, (ii) except as described in clause (iv) below, no reserve reflected in the balance sheet contained in the Company Financial Statements for the nine (9) month period ended March 31, 2012 shall be increased, reduced or eliminated except due to a reduction or elimination by reason of payment or cash settlement, or changes to the reserve made in accordance with the Company’s existing accounting policies and procedures, (iii) the entire workers’ compensation reserve shall be included as a current liability, regardless of the manner in which it has historically been carried, and (iv) the methodologies applied to calculate the assumed payout ratio upon which the accrual for bonuses and profit sharing obligations are based in calculating current liabilities shall be the same as the methodologies applied to calculate the assumed payout ratio used to calculate the Working Capital Target. The accrual for bonuses and profit sharing obligations shall equal the sum of (X) the amount of bonus and profit sharing obligations for the fiscal year ended June 30, 2012 actually paid or definitively determined will be paid, multiplied by a fraction, the numerator of which equals the number of days elapsed between July 1, 2011, and the earlier of the Closing Date and June 30, 2012, and the denominator of which equals the number of days in the fiscal year ending June 30, 2012, and (Y) to the extent Closing occurs after June 30, 2012, the amount of bonus and profit sharing obligations assuming 100% payout of the fiscal year ended June, 2013 budgeted bonuses and profit sharing obligations, multiplied by a fraction, the numerator of which equals the number of days elapsed between July 1,2012, and the Closing Date, and the denominator of which equals the number of days in the fiscal year ending June 30, 2013, in each case, reduced or eliminated to the extent any such bonus or profit sharing obligations are actually paid prior to Closing. For illustration, attached as Annex B is a sample calculation of Working Capital of the Company as of March 31, 2012 based on the unaudited balance sheet of the Company as of March 31, 2012.

“Working Capital Target” shall mean $12,217,472.

Section 1.2 Other Interpretive Provisions.

(a) The words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(c) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(d) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(e) The terms “day” and “days” mean and refer to calendar day(s).

(f) The terms “year” and “years” mean and refer to calendar year(s).

(g) The word “or” is inclusive and not exclusive.

(h) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(i) All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(j) This Agreement shall not be construed as if prepared by one particular party, but rather according to its fair meaning as a whole, as if all parties had prepared it and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE OF THE INTERESTS:

CLOSING AND MANNER OF PAYMENT

Section 2.1 Agreement to Purchase and Sell the Interests. On the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, the Interests, free and clear of all Liens.

Section 2.2 Time and Manner of Payment of Transaction Price. At the Closing, the Purchaser shall pay to the Seller an amount equal to the Transaction Price (consisting of adjustments to the Purchase Price as specified in the definition of “Transaction Price”) by wire transfer of immediately available funds to an account designated by the Seller to the Purchaser not less than two (2) Business Days prior to Closing.

Section 2.3 Adjustments to the Purchase Price and Related Matters.

(a) Preparation of Estimated Statement. No later than two (2) Business Days prior to the Closing Date, the Seller shall provide to the Purchaser a statement (the “Estimated Statement”) setting forth in reasonable detail and with reasonable supporting documentation the calculation of the Transaction Price, including calculations of (i) the estimated amount of Cash, (ii) the estimated amount of Working Capital, (iii) the estimated amount of Company Indebtedness as of immediately prior to Closing, (iv) the estimated amount of Transaction Expenses and (v) the estimated Bonus Accrual Payoff Adjustment. The Seller shall cause the Estimated Statement to be prepared in accordance with this Agreement and, to the extent not inconsistent with this Agreement and otherwise applicable to the particular calculation, GAAP on a basis consistent with the Standards.

(b) Prepayment of Company Indebtedness. At the Closing, (i) the Seller shall deliver to the Purchaser evidence that (x) the Company has been released from all Excluded Company Indebtedness and that all Liens securing Excluded Company Indebtedness and encumbering any of the Company’s assets have been released or (y) all Excluded Company Indebtedness has been repaid by the Seller and that all Liens securing Excluded Company Indebtedness and encumbering any of the Company’s assets have been released and (ii) the Purchaser shall provide the Company funds in the amount of the estimated amount of Company Indebtedness as of immediately prior to Closing set forth in the Estimated Statement and the Company shall repay such Company Indebtedness and shall cause to be delivered to the Purchaser payoff letters in respect thereof containing an acknowledgment from the applicable lenders that all amounts owed by the Company to such lender have been paid in full and that all Liens securing such Company Indebtedness have been released, all of which shall be in form and substance reasonably satisfactory to the Purchaser.

(c) Prepayment of Transaction Expenses. At the Closing, (i) the Seller shall deliver to the Purchaser evidence, in form and substance reasonably satisfactory to the Purchaser, that (x) the Company has been released from all Excluded Transaction Expenses or (y) all Excluded Transaction Expenses have been repaid by the Seller and (ii) the Purchaser shall provide to the Company funds in the amount of the estimated amount of Transaction Expenses set forth in the Estimated Statement.

(d) Closing Statement Preparation. Promptly following the Closing, but in no event later than ninety (90) days after the Closing, the Purchaser shall prepare or cause to be prepared and deliver a statement (the “Closing Statement”) setting forth in reasonable detail and with reasonable supporting documentation its calculation of the Transaction Price, including calculations of (i) the amount of Cash, (ii) the amount of Working Capital, (iii) the amount of Company Indebtedness as of immediately prior to Closing, (iv) the amount of Transaction Expenses and (v) the amount of the Bonus Accrual Payoff Adjustment. The Purchaser shall prepare the Closing Statement in accordance with this Agreement and, to the extent not inconsistent with this Agreement and otherwise applicable to the particular calculation, GAAP on a basis consistent with the Standards. If the Purchaser does not deliver the Closing Statement when required, the Seller may prepare and deliver a Closing Statement to the Purchaser within one hundred and twenty (120) days after the Closing, and, in such case, the Purchaser shall have the Seller’s objection rights under Section 2.3(f). If neither the Purchaser nor the Seller prepares and delivers a Closing Statement as provided herein, then the Estimated Statement shall be deemed also to be the final Closing Statement binding on the parties hereto.

(e) Access to Information. Each of the Seller and the Purchaser and the Company shall grant the other parties and their authorized accounting and legal representatives reasonable access to such work papers and books and records or other documents and information as the Seller or its representatives may reasonably request relating to the calculation of the Transaction Price and shall make appropriate officers reasonably available to assist the other party or its representatives and respond to questions, in each case as such other party may reasonably request in connection with its review of the estimated Closing Statement, the Closing Statement and the Notice of Dispute.

(f) Notices of Disputes. The Seller shall have a period of sixty (60) days after the delivery of the Closing Statement by the Purchaser to give the Purchaser written notice of any dispute regarding the amounts reflected in the Closing Statement. If the Seller does not give the Purchaser written notice of a dispute, the Closing Statement shall be deemed to have been accepted and agreed to by the Seller in the form in which it was delivered, and shall be final and binding upon the parties hereto. Any written notice of a dispute regarding the Closing Statement shall set forth in reasonable detail the elements and amounts with which the Seller disagrees (a “Notice of Dispute”) stating that the Seller believes the Closing Statement contains mathematical errors or was not prepared in accordance with this Agreement, or, to the extent not inconsistent with this Agreement and otherwise applicable to the particular calculation, GAAP on a basis consistent with the Standards. The Seller shall not challenge the Closing Statement on any other basis, and the Seller shall be deemed to have agreed to all other elements and amounts contained in the Closing Statement not specifically disputed. During the twenty (20) day period following the delivery of a Notice of Dispute, the Purchaser and the Seller shall make reasonable good faith efforts to attempt to resolve such dispute and agree in writing upon the final content of the disputed Closing Statement or to stipulate to such portion thereof with respect to which there is no dispute.

(g) Dispute Resolution. If the parties cannot resolve or stipulate to all disputes relating to the Closing Statement within the twenty (20) day period referenced above, the matters with respect to which no resolution or stipulation can be reached shall be submitted to and resolved by the independent accounting firm of KPMG LLP, provided that it has not provided auditing, consulting or other services to any of the parties hereto during the three years prior to the date hereof, or if such firm is unable or unwilling to serve, by a nationally recognized independent accounting firm mutually acceptable to the Seller and the Purchaser (the “Accounting Experts”), who shall act as experts and not as arbitrators. The Purchaser and the Seller shall each immediately enter into a customary engagement letter with the Accounting Experts and shall instruct the Accounting Experts that the written determination (which shall contain the underlying reasoning) of the Accounting Experts with respect to such unresolved disputed items and the accuracy of the Closing Statement as a result of the resolution of such disputed items shall be completed and distributed to the Purchaser and the Seller as soon as practicable after the engagement of the Accounting Experts; provided that the Purchaser and the Seller shall use commercially reasonable efforts to cause the Accounting Experts to make a determination within thirty (30) days (or such other time as the Seller and the Purchaser shall agree in writing) after its engagement. The Purchaser and the Seller shall instruct the Accounting Experts that its determination shall be made in accordance with this Agreement and, to the extent not inconsistent with this Agreement and otherwise applicable to the particular calculation, GAAP on a basis consistent with the Standards. In no event shall the Accounting Experts’ determination of the unresolved disputed items be for an amount outside the range of the Seller’s and the Purchaser’s disputed amounts. The Purchaser and the Seller and their respective accountants shall each make readily available to the Accounting Experts all work papers and books and records relating to the unresolved disputed items as the Accounting Experts may reasonably request to perform their function. The decision of the Accounting Experts shall be final and binding on all parties and the Closing Statement as determined by the Accounting Experts (including the final amounts of Cash, Transaction Expenses, Company Indebtedness as of immediately prior to Closing and Working Capital contained therein) shall constitute the final and binding Closing Statement. The fees, costs and expenses of the Accounting Experts shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, in the same proportion that the dollar amount of disputed items submitted to the Accounting Experts (as determined by the Accounting Experts) lost by the Purchaser on the one hand, or the Seller, on the other hand, bears to the total dollar amount in dispute that is resolved by the Accounting Experts.

(h) Transaction Price True-Up Payment. If the Transaction Price, as finally determined as provided in Section 2.3(d) or Section 2.3(g), as applicable, is less than the Transaction Price as set forth in the Estimated Statement, then the Seller shall pay to the Purchaser by wire transfer of immediately available funds the amount of any such deficiency within three (3) Business Days after the final determination of the Transaction Price, to the account specified by the Purchaser by written notice to the Seller delivered at least three (3) Business Days in advance. If the Transaction Price, as finally determined as provided in Section 2.3(d) or Section 2.3(g), as applicable, exceeds the Transaction Price as set forth in the Estimated Statement, then the Purchaser shall pay to the Seller by wire transfer of immediately available funds the amount of any such excess within three (3) Business Days after the final determination of the Transaction Price to the account specified in Section 2.2 (or to such other account as the Seller may indicate by written notice to the Purchaser delivered at least three (3) Business Days in advance).

Section 2.4 Manner of Delivery of the Interests. At the Closing, the Seller shall deliver to the Purchaser an executed Assignment of Membership Interests, pursuant to which the Seller will transfer the Interests to the Purchaser free and clear of all Liens, a form of which is attached hereto as Exhibit A (the “Assignment of Membership Interests”).

Section 2.5 Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by applicable Law to be deducted or withheld from such payment and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

THE SELLER

Except as disclosed on the Company Disclosure Letter (subject to Section 11.10), the Seller hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date (except in each case to the extent that such representations and warranties speak only as of a specific date, as of such date), as follows:

Section 3.1 Ownership of the Interests. The Seller is the owner, beneficially and of record, of the Interests. The delivery to the Purchaser of the Interests pursuant to this Agreement will transfer to the Purchaser all right, title and interest in and to such Interests, free and clear of all Liens.

Section 3.2 Due Organization; Qualification. The Seller is a corporation duly incorporated and validly existing under the laws of Delaware. The Seller is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.3 Authorization; Noncontravention. Each of the Seller and its Affiliates has the requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Ancillary Agreement by each of the Seller and its Affiliates to which it is a party and the consummation by the Seller and its Affiliates of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action on the part of the Seller and any such Affiliate. This Agreement has been duly executed and delivered by the Seller and BSNA and, assuming that this Agreement constitutes the valid and binding obligations of the Purchaser, constitutes the valid and binding obligation of the Seller and BSNA, enforceable against it in accordance with the terms hereof, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and the execution and delivery of the Ancillary Agreements will not, (a) conflict with any of the provisions of the certificate of incorporation or any other organizational document of the Seller and its Affiliates, in each case as amended to the date of this Agreement, (b) require any consent of, or any action by any Person under, conflict with, result in a breach of or default (with or without due notice or lapse of time or both) under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or, the loss of any benefit under, any Contract to which the Seller or any of its Affiliates is a party or by which the Seller, its Affiliates or any of their assets is bound or subject, or any material permits affecting the assets or business of the Seller, (c) result in the creation or imposition of any Lien, other than Permitted Liens or Liens in favor of the Purchaser, on the assets of the Seller or its Affiliates, or (d) contravene any domestic or foreign Laws or any writ, judgment, injunction, decree, determination or award currently in effect, except, in the case of clauses (b), (c) and (d) above, would not have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.4 Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made, is required to be obtained by the Seller or any of its Affiliates in connection with the execution and delivery of this Agreement and any Ancillary Agreement by the Seller and any of its Affiliates to which it is a party, or the consummation by the Seller and any of its applicable Affiliates of any of the transactions contemplated hereby and thereby, except for (a) such filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act and the competition Laws of other jurisdictions, (b) the consents, approvals, authorizations, filing or notices set forth in Section 3.4 of the Company Disclosure Letter and (c) any other consents, approvals, authorizations, filings or notices which, if not made or obtained, would not have, individually or in the aggregate, a Seller Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE COMPANY

Except as disclosed on the Company Disclosure Letter (subject to Section 11.10), the Seller and the Company, jointly and severally, hereby represent and warrant to the Purchaser, as of the date hereof and as of the Closing Date (except in each case to the extent that such representations and warranties speak only as of a specific date, as of such date), as follows:

Section 4.1 Due Organization and Corporate Power. The Company is a limited liability company duly organized and validly existing under the laws of the State of Texas. True, correct and complete copies of the certificate of formation and the limited liability company agreement of the Company, as amended to the date of this Agreement, have been made available to the Purchaser. The Company is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Authorization; Noncontravention. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Ancillary Agreement to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary member action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligations of the Purchaser, constitutes the valid and binding obligations of the Company enforceable against it in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles. Except as set forth in Section 4.2 of the Company Disclosure Letter, the execution and delivery of this Agreement and each Ancillary Agreement to which it is a party does not, and the consummation of the transactions contemplated by this Agreement and each Ancillary Agreement to which it is a party will not, (a) conflict with any of the provisions of the certificate of formation, the limited liability company agreement or any other organizational document of the Company, in each case as amended to the date of this Agreement, (b) require any consent of, or any action by, any Person under, conflict with, result in a breach of or default (with or without due notice or lapse of time or both) or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any material Permits or Material Contract to which the Company is a party or by which the Company or any Asset is bound or subject or (c) result in the creation of any Liens other than Permitted Liens on any Assets, except, in the case of clauses (b) and (c), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3 Capitalization. The Interests constitute all of the issued and outstanding membership interests in the Company and there are no outstanding Commitments of the membership interests of the Company. The Interests are issued and outstanding and are owned by the Seller free and clear of any Liens. The Interests have been duly authorized and validly issued. There are no outstanding Commitments that would permit any Person to acquire any membership interest in the Company.

Section 4.4 Subsidiaries. The Company does not own any equity interests, or Commitments with respect to equity interests, in any other Person.

Section 4.5 Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made, is required to be obtained by the Company in connection with the execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by the Company or the consummation by the Company of any of the transactions contemplated hereby and thereby, except for (a) such filings, permits, authorizations, consents and approvals set forth in Section 4.5 of the Company Disclosure Letter, and other applicable requirements of, the HSR Act and (b) any other approvals, consents, approvals, authorizations, declarations, filings or notices which, if not made or obtained, would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6 Company Financial Statements.

(a) The Company Financial Statements have been delivered or made available to the Purchaser. The Company Financial Statements and the Subsequent Financial Statements (i) have been, or in the case of the Subsequent Financial Statements, will be, prepared from the books and records of the Company (which books and records are accurate and complete in all material respects), (ii) other than the March 2011 Financial Statements and the Other Financial Statements, have been, or in the case of the Subsequent Financial Statements, will be, prepared in accordance with GAAP, consistently applied (other than with respect to the Interim Company Financial Statements and the Subsequent Financial Statements, adjustments identified in Section 4.6 of the Company Disclosure Letter, which the Purchaser acknowledges have not been, and in the case of the Subsequent Financial Statements will not be, incorporated in the Interim Company Financial Statements and the Subsequent Financial Statements), (iii) in the case of the Other Financial Statements, have been prepared in all material respects using the same accounting principles, policies, methods, practices, procedures, classifications, categories, estimates, judgments and assumptions as were used in preparing the other Company Financial Statements (other than with respect to the Interim Company Financial Statements, adjustments identified in Section 4.6 of the Company Disclosure Letter, which the Purchaser acknowledges have not been incorporated in the Interim Company Financial Statements), and (iv) fairly present, or in the case of the Subsequent Financial Statements, will fairly present, in all material respects, the financial condition and results of operations and cash flows of the Company as of the dates thereof and its results of operations for the periods then ended, all (other than the March 2011 Financial Statements and the Other Financial Statements) in accordance with GAAP, consistently applied ((A) other than with respect to the Interim Company Financial Statements, adjustments identified in Section 4.6 of the Company Disclosure Letter, which the Purchaser acknowledges have not been, and in the case of the Subsequent Financial Statements will not be, incorporated in the Interim Company Financial Statements, and (B) subject, with respect to the Interim Company Financial Statements, to normal year-end adjustments).

(b) Except as set forth in Section 4.6 of the Company Disclosure Letter, the Company has in place a system of internal accounting controls with respect to the business of the Company which, to the Knowledge of the Company, is sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit the preparation of financial statements in conformity with applicable accounting standards and (ii) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Except as set forth in Section 4.6 of the Company Disclosure Letter, for the last thirty-six (36) months, neither the Seller nor its Affiliates (including the Company) nor, to the Knowledge of the Company, any employee, officer or representative of the Seller or its Affiliates has received notice of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Section 4.7 No Undisclosed Material Liabilities. Except as set forth in Section 4.7 of the Company Disclosure Letter, the Company has no liabilities or obligations, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except liabilities or obligations (a) reflected or reserved against on the Company Financial Statements, (b) incurred after March 31, 2012 in the ordinary course of business consistent with past practice, (c) as would not, individually or in the aggregate, be materially adverse to the Company, and (d) specifically contemplated by this Agreement and incurred after the date hereof.

Section 4.8 Absence of Certain Changes. Except as disclosed in Section 4.8 of the Company Disclosure Letter, since June 30, 2011, (a) the Company has conducted its business in the ordinary course of business consistent with past practice, (b) there has not been and does not exist any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or could be expected to have a Company Material Adverse Effect, (c) there has not been any material damage, destruction or loss (whether or not covered by insurance) to any material assets of the Company and (d) nothing has occurred that would have been prohibited by Section 6.3 if the terms of such section had been in effect as of and after June 30, 2011.

Section 4.9 Compliance with Laws; Permits. Except as set forth in Section 4.9 of the Company Disclosure Letter, and except as related to compliance with Environmental Laws or other environmental matters (which is the subject of Section 4.14), Laws relating to Taxes (which is the subject of Section 4.11), Laws relating to labor and employment (which is the subject of Section 4.13) and Laws relating to employee benefits (including, without limitation, ERISA) (which is the subject of Section 4.12), the Company (a) is, and has been for the last thirty-six (36) months, in compliance in all material respects with all Laws applicable to the Company, (b) the Company has not, in the last thirty-six (36) months, received any written communication from any Governmental Entity that alleges that the Company is not in compliance in any material respect with any Law that has not been resolved, and (c) the Company holds all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of its businesses (collectively, “Permits”), except where the failure to hold the same would not have a Company Material Adverse Effect.

Section 4.10 Litigation. Except as related to Environmental Laws or other environmental matters (which is the subject of Section 4.14), Laws relating to Taxes (which is the subject of Section 4.11), Laws relating to labor and employment (which is the subject of Section 4.13), and Laws relating to employee benefits (including, without limitation, ERISA) (which is the subject of 4.12), and except as set forth in Section 4.10 of the Company Disclosure Letter, as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened legal or administrative proceedings, cease and desist letters, mediations, citations, summonses, subpoenas, hearings, claims, suits, actions, arbitrations or investigations of any nature, in Law or in equity, by or before any court or other Governmental Entity or arbitrator or mediator (“Proceedings”) against or involving the Company or its assets or rights, nor is there any injunction, order, judgment, ruling or decree imposed upon the Company, in each case, that, if decided adversely to the Company, would be materially adverse to the Company.

Section 4.11 Taxes. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a) The Company has timely filed, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed. Each such Tax Return (other than a Seller Consolidated Return) is true, correct and complete in all material respects, and each Seller Consolidated Return (to the extent related to the Company) is true, correct and complete in all material respects.

(b) All material Taxes (other than Taxes of a Seller Consolidated Group) owed by or with respect to the Company have been timely paid in full, and all material Tax withholding and deposit requirements imposed on the Company have been satisfied in full.

(c) No assessment, deficiency or adjustment has been asserted or proposed, and no audits or administrative or judicial proceedings are being conducted, with respect to any Taxes with respect to the Company or Tax Returns with respect to the Company, in each case other than Seller Consolidated Returns or Taxes of a Seller Consolidated Group. No written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes with respect to the Company (other than with respect to the Seller Consolidated Group as a whole) which extension or waiver has not been previously terminated, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Entity which has not been previously terminated. No jurisdiction (whether within or without the United States) in which the Company has not filed a particular type of Tax Return or paid a particular type of Tax has asserted in writing that the Company is required to file such Tax Return or pay such type of Tax in such jurisdiction. The Company has no “uncertain tax positions” required to be reported on any Tax Returns pursuant to IRS Announcement 2010-76.

(d) There are no Liens (other than Permitted Liens) on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(e) The Company is classified as an association taxable as a corporation for U.S. federal income tax purposes. The Company is not a party to or bound by any Tax sharing Tax indemnity agreement or other contractual agreement relating primarily to Taxes other than customary lease agreements (“Tax Agreement”). BlueScope Steel Holdings (USA) Partnership is the parent of the Seller Consolidated Group for U.S. federal Income Tax purposes. Other than a Seller Consolidated Group, in the past four years the Company has not been a member of a Consolidated Group nor has any liability for the Taxes of any Person (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, pursuant to a Tax Agreement or otherwise). The Company has not received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company after the Closing Date.

(f) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law) made with respect to any Pre-Closing Tax Period. The Company has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c). The Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement. The Company is not a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code. No withholding of Taxes is required in connection with the payment of the Transaction Price.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a list of (i) material “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and all material stock option, stock purchase, stock appreciation rights, phantom stock, bonus, incentive, deferred compensation, retiree health or life insurance, retirement, supplemental retirement, severance or other benefit plans, programs or arrangements, that will be maintained, contributed to or sponsored by the Company immediately following the Closing for the benefit of any Employee (other than any such plans, programs or arrangements of Purchaser and its Affiliates (other than the Company)) and (ii) material employment, retention, termination, change in control, severance or other similar contracts or agreements pursuant to which the Company or any of its Affiliates has any material obligation with respect to any Employee, as applicable (the plans, programs, arrangements, contracts and agreements described in clauses (i) and (ii) above are hereinafter referred to as the “Employee Plans”). True and complete copies of all plan documents, summary plan descriptions, the most recent applicable Internal Revenue Service determination letter and the three (3) most recently filed IRS Forms 5500 and all non-routine correspondence to and from any state or federal agency with respect to each Employee Plan have been provided to the Purchaser. Neither the Company nor any of its Affiliates has communicated to any Employee or former Employee any intention or commitment to amend or modify any Employee Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(b) Each of the Employee Plans, the Seller 401k Plan and each “employee benefit plan” (within the meaning of 3(3) of ERISA) sponsored, maintained or contributed to by an Affiliate of the Company in which any Employee participates, has been maintained in material compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws. Except as disclosed in Section 4.12(b) of the Company Disclosure Letter, all contributions to each Employee Plan have been timely made and all required governmental reports have been timely filed.

(c) Except as set forth in Section 4.12(c) of the Company Disclosure Letter, the Internal Revenue Service has issued a favorable determination or opinion letter with respect to the form of each Employee Plan and the Seller 401k Plan that is intended to be qualified and tax-exempt under the provisions of Sections 401(a) and 501(a) of the Code and such Employee

Plans have not been amended thereafter in any way that would adversely affect their qualification; further, no fact or circumstance exists that would materially and adversely affect the qualification or tax-exempt status of an Employee Plan that is intended to be tax-exempt.

(d) No act, omission or transaction has occurred which would result in imposition on the Company of (i) breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or, with respect to any Employee Plan, Section 6652 of the Code or (iii) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code. Neither the Company nor any of its ERISA Affiliates has been involved in any transaction that could cause the Company to be subject to liability under section 4069 of ERISA.

(e) None of the Employee Plans is subject to Section 302 of ERISA or Section 412 of the Code, and the Company has no liability for plans previously subject to these Sections. No Employee Plan is subject to Title IV of ERISA, neither the Company nor any of its Subsidiaries or ERISA Affiliates has incurred any liability under Title IV of ERISA and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to such liability.

(f) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Employee Plans or their assets and there is no matter pending (other than routine qualification determination filings) with respect to any of the Employee Plans before the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.

(g) The Company has complied in all material respects with the group health plan requirements and the health care continuation requirements of Parts 6 and 7 of Title I of ERISA.

(h) None of the Employee Plans is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) and there is no possibility of withdrawal liability attributable to the Company under any other multiemployer plan to which contributions were previously made by the Company or any of its ERISA Affiliates.

(i) All Employee Plans that are non-qualified deferred compensation programs are in compliance or have been amended to comply with section 409A of the Code and have been administered in full compliance with Code section 409A since January 1, 2005, or are “grandfathered” from compliance and are exempt from the Code section 409A requirements.

(j) The Company has not provided, and the Company has no obligation to provide, any medical, life or similar benefits to current or future retired or terminated employees, their spouses or dependents following termination of employment, except as required by any applicable Law.

(k) With respect to any self-funded “employee welfare benefit plan” as defined in ERISA Section 3(1), with respect to which the Company has any liability, all claims pursuant to such plans which have not been paid and the principal terms of any excess or reinsurance policies for such plans have been fully and completely disclosed in Section 4.12(k) of the Company Disclosure Letter.

(l) Except as set forth in Section 4.12(l) of the Company Disclosure Letter, to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any Employee to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan which, in the aggregate, would result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code.

(m) Except as provided under the Employee Plans, the Company has no outstanding obligation to pay compensation or to provide employee benefits to any individual who is or was employed by an entity, the stock or assets of which were acquired by the Company prior to the date of this Agreement.

Section 4.13 Labor and Employment.

(a) Except as set forth in Section 4.13(a) of the Company Disclosure Letter, (i) the Company has not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any Employees of the Company, (ii) the Company is not a party to or bound by any collective bargaining agreement applicable to any Employees and no collective bargaining agreements are being negotiated, (iii) there is no labor strike or labor dispute, slow down, lockout or stoppage actually pending or, to the Knowledge of the Company, threatened against the Company, and the Company has not experienced any labor strikes or material labor disputes, slowdowns, lockouts or stoppages since January 1, 2009, (iv) the Company is not engaged in any unfair labor practices, and no unfair labor practice charges or complaints before any Governmental Entity are pending or, to the Knowledge of the Company, threatened against the Company and (v) to the Knowledge of the Company, no labor union or other collective bargaining representative claims to or is seeking to represent any Employees and no union organizational campaign or representation petition is currently pending with respect to any Employees.

(b) Except as disclosed in Section 4.13(b) of the Company Disclosure Letter, as of the date hereof, and since January 1, 2009, there have not been any plant closings, mass layoffs or other terminations of Employees which would create any obligations upon or liabilities for the Company under the Worker Adjustment and Retraining Notification Act or similar laws.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Letter, the Company (i) has, during the last twenty-four (24) months, to the Knowledge of the Company, been in compliance with all Laws relating to employment, equal employment opportunity, affirmative action, nondiscrimination, civil rights, immigration, wages, hours, benefits, family and medical leaves, military leaves of absence, collective bargaining, the collection and payment of withholding and social security taxes and similar Taxes, occupational safety and health, workers compensation, unemployment compensation, substance abuse testing, work force reductions and plant closing, national labor relations, unfair labor practices, and COBRA (“Laws relating to Employment”), and (ii) the Company has not, in the last twenty four (24) months, received any communication from any Governmental Entity that alleges that the Company is not in compliance with any Law relating to Employment that has not been resolved.

(d) Except as set forth in Section 4.13(d) of the Company Disclosure Letter, as of the date hereof, (i) there is no pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, claim, suit, action, arbitration, grievance or investigation against or involving the Company or its assets or rights relating to labor or employment matters, (ii) there is no injunction, order, judgment, ruling or decree imposed upon the Company relating to labor or employment matters, and (iii) to the Knowledge of the Company, no event has occurred or circumstance exists that may constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Law relating to Employment.

(e) The Company has furnished or made available to the Purchaser copies of each OSHA Form 300 and 300A completed and maintained by the Company at each of its facilities since January 1, 2009.

Section 4.14 Environmental Matters.

(a) Except as set forth in Section 4.14(a) of the Company Disclosure Letter and except for those matters that would not be materially adverse to the Company, would not materially affect the Company’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and would not materially affect the ability of the Company to continue to conduct its business as currently conducted following the Closing:

(i) the Company is and, at all times for the last five years, has been in compliance with all applicable Environmental Laws;

(ii) the Company has obtained and is in compliance with the conditions of all Permits required under applicable Environmental Laws for the continued conduct of the business of the Company in the manner now conducted;

(iii) no Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by the Company or any predecessors in interest that has resulted in or would reasonably be expected to result in an obligation by the Company to perform remedial action pursuant to Environmental Laws;

(iv) neither the Company nor, to the Knowledge of the Company, any other Person has caused or taken any action that would reasonably be expected to result in any material liability to or obligation of the Company relating to (i) the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any predecessors in interest or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of, or exposure to, Hazardous Substances;

(v) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws pending, or to the Knowledge of the Company, threatened, against the Company or any real property owned, operated or leased, or previously owned, operated or leased, by the Company; and

(vi) the Company has not received any notice of nor entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws.

(b) The Company has made available to the Purchaser complete and correct copies of all material Environmental Reports within the Company’ or its Affiliates’ possession relating to the business of the Company and any real property owned, operated, leased or used by the Company or its predecessors in interest, a list of which is set forth in Section 4.14(b) of the Company Disclosure Letter.

Section 4.15 Intellectual Property. Except as set forth in Section 4.15 of the Company Disclosure Letter:

(a) Set forth in Section 4.15 of the Company Disclosure Letter is a list of (i) all issued patents, patent applications, trademark registrations, trademark applications, copyright registrations, and applications for copyright registration, and domain names owned by the Company (hereafter “Registered Intellectual Property”) and (ii) software owned by the Company that is material to its business (the items identified in the subclauses (i) and (ii) together, the “Owned Intellectual Property”). Except with respect to trade secrets or confidential information independently developed by third parties, the Company owns all right, title and interest in and to the Owned Intellectual Property. The Company has not permitted any Liens on any Intellectual Property owned by the Company, except Permitted Liens.

(b) To the Knowledge of the Company, all Registered Intellectual Property is (i) valid, (ii) subsisting (except for the registered Trademarks designated as abandoned in Section 4.15 of the Company Disclosure Letter), and (iii) enforceable. There are no claims pending or, to the Knowledge of the Company, threatened that challenge the validity or the enforceability of the Owned Intellectual Property, and the Company has not received any demand, claim or notice from any Person which challenges the validity of any such Owned Intellectual Property which claim has not been settled, resolved or abandoned by the claimant.

(c) To the Knowledge of the Company, neither the activities of the Company nor the conduct of its business infringe upon or misappropriate, or have infringed upon or misappropriated, any Intellectual Property rights of any third party. There are no claims pending that the Company is infringing or misappropriating the Intellectual Property of a third party, and the Company has not received any demand, claim or notice from any Person which alleges that the Company is infringing or misappropriating, or has infringed or misappropriated in the last three (3) years, the Intellectual Property of a third party which claim has not been settled, resolved or abandoned by the claimant. To the Knowledge of the Company, no third party is infringing or misappropriating, or has infringed or misappropriated in the last three (3) years, any Intellectual Property of the Company.

(d) All Registered Intellectual Property of the Company has been duly registered or issued to the Company by the appropriate Governmental Entity, and all pending patent applications and trademark and copyright applications of the Company have been duly recorded in the name of the Company by the appropriate Governmental Entity. The Company has paid all fees required to maintain each such registration. To the Knowledge of the Company, none of the registrations or uses of the domain names by the Company has been disturbed or placed “on hold,” and the Company has not received written notice of any claim asserted against the Company adverse to their rights to such domain names.

(e) The Company has taken commercially reasonable steps to protect its rights in material confidential information and trade secrets owned by the Company or disclosed to the Company by a third party and used in the Company’s business.

(f) Other than as part of doing business in the ordinary course, the Company has not granted a license to any third party to use any Intellectual Property owned by the Company other than licenses granted under any agreement set forth on Section 4.15 of the Company Disclosure Letter. Except as set forth on Section 4.15 of the Company Disclosure Letter, the Company has not granted any exclusive license to any third party to use any Intellectual Property owned by the Company.

Section 4.16 Broker’s or Finder’s Fee. Except for J.P. Morgan Australia Limited, the fees and expenses of which shall be paid by the Seller, no broker, investment banker, financial advisor or other Person is entitled from the Company to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses from the Company, in connection with the transactions contemplated by this Agreement.

Section 4.17 Material Contracts. Set forth in Section 4.17 of the Company Disclosure Letter is an accurate and complete list of all Material Contracts to which the Company is a party as of the date of this Agreement. Except as disclosed in Section 4.17 of the Company Disclosure Letter:

(a) Neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of any Material Contract or material default (with or without due notice or lapse of time or both) thereunder (or, to the Knowledge of the Company, is alleged to be in material breach of default), or has given or received notice of breach or default to or from any other party thereto and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any such Material Contract or result in a termination thereof or would cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit thereunder, except for such default, breach, acceleration, change of or to any rights, obligations or losses of benefits that would not, individually or in the aggregate, be materially adverse to the Company;

(b) Each Material Contract is valid and binding on the Company and, to the Knowledge of the Company, valid and binding on each counterparty thereto, and each Material Contract is in full force and effect as to the Company, except to the extent limited by the effect of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity;

(c) No written notice has been received from any counterparty to any Material Contract alleging that such contract is not valid and binding as to such counterparty or that such contract is not in full force and effect as to such counterparty; and

(d) True and complete copies of each Material Contract (including all modifications thereto and waivers thereunder) have been made available to the Purchaser (except for certain Material Contracts, copies of which were not provided pursuant to the specific non-disclosure terms of such Material Contracts).

Section 4.18 Insurance. Section 4.18 of the Company Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all insurance policies (including fidelity bonds and other similar instruments) of the Company or that relate to any Assets, the business or the employees, officers or directors of the Company of any kind, other than insurance policies that are also Employee Plans (collectively, the “Policies”). All such Policies are valid and are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of the Closing have been or will be paid or accrued, no notice of cancellation or termination has been received with respect to any such Policy or other form of insurance and the Company is in material compliance with the terms of the Policies to which it is a party. As of the date of this Agreement, to the Knowledge of the Company, there is no claim pending under any such Policy as to which coverage has been questioned, denied or disputed by any underwriter of such Policy and all claims and reportable incidents under any Policy have been reported.

Section 4.19 Related Party Transactions.

(a) Except as disclosed in Section 4.19(a) of the Company Disclosure Letter, and except for any existing arrangements in respect of employment or consulting or fully consummated purchases of securities from the Company, no Affiliate, stockholder, officer, director, or employee or any family member or relative of any such officer, director or employee of (i) BSNA or (ii) the Company (A) is a party to any Contract with the Company, (B) has any material interest in any property (real or personal or mixed, tangible or intangible) primarily used by the Company for the conduct of the business of the Company, (C) has any direct ownership interest in any Person that competes with, or does business with, or has any contractual arrangement with the Company (excluding investments in securities of not more than 15% of the outstanding securities in a Person whose securities are publicly traded) or (D) to the Knowledge of the Company, serves as an officer, director or employee of any such competing Person.

(b) Since March 31, 2012 through the date of this Agreement, there has not been any accrual of liability by the Company to Seller or any of its Affiliates (other than the Company) or other transactions between the Company and the Seller or any of its Affiliates (other than the Company), except in the ordinary course of business of the Company and consistent with past practice.

(c) Section 4.19(c) of the Company Disclosure Letter lists all agreements, arrangements and other commitments or transactions to or by which the Company, on the one hand, and the Seller or any of its Affiliates (other than the Company), on the other hand, are parties or are otherwise bound or affected and that (i) were entered into in the last 24 months; (ii) are currently pending or in effect; or (iii) involve continuing obligations or liabilities that, individually or in the aggregate, are material to the Company (each, an “Affiliate Transaction”).

(d) Section 4.19(d) of the Company Disclosure Letter lists (i) all Contracts with any third parties to which the Seller or any of its Affiliates (other than the Company) is a party, under which the Company receives material benefits (collectively, the “Shared Contracts”) and (ii) all such Contracts that are primarily related to or primarily used or primarily held for use by or in connection with the business of the Company, other than any confidentiality, non-solicitation and similar agreements with any Person entered into in connection with any proposed sale of the Company (“Assigned Contracts”).

Section 4.20 Property.

(a) Leased Real Property. As of the date of this Agreement, set forth in Section 4.20(a) of the Company Disclosure Letter is a complete list of the address and description of each Real Property Lease to which the Company is a party (including the names of the lessor and lessee) for each leasehold or sub-leasehold estate in, or other right to use or occupy, any land, buildings, structures or improvements (collectively, the “Leased Real Property”). The Company has delivered or made available to the Purchaser true, correct and complete copies of each Real Property Lease (except for de minimis imperfections such as missing pages of a photocopy). Except as set forth in Section 4.20(a) of the Company Disclosure Letter, with respect to each of the Real Property Leases, (i) each Real Property Lease is legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, the landlord thereunder, is in full force and effect, and has not been amended or modified (except to the extent disclosed in Section 4.20(a) of the Company Disclosure Letter); (ii) none of the Company nor, to the Knowledge of the Company, any other party to any Real Property Lease is in breach or default under any Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both would constitute a breach of any Real Property Lease except in each such case where such breach or default would not, individually or in the aggregate, be materially adverse to the Company; and (iii) the Company has a good and valid leasehold interest in all Leased Real Property, free and clear of all encumbrances and Liens (other than Permitted Liens) and such interest has not been assigned.

(b) Owned Real Property. Set forth in Section 4.20(b) of the Company Disclosure Letter is a true, correct and complete list of the addresses and recorded property descriptions of all of the Company’s right, title and interest in real property owned by the Company as of the date of this Agreement (such real property, together with any buildings, structures and improvements located thereon, and any other real property interests pertaining thereto, the “Owned Real Property”). Except as set forth in Section 4.20(b) of the Company Disclosure Letter, with respect to such Owned Real Property: (i) the Company has good and valid fee simple title to the Owned Real Property free and clear of all Liens (other than Permitted Liens), (ii) as of the date of this Agreement there is no condemnation, expropriation or other like proceeding in eminent domain pending or, to the Knowledge of the Company, threatened, against any Owned Real Property or any portion thereof or of any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation and (iii) to the Knowledge of the Company, as of the date of this Agreement, there is no other proceeding relating to any Owned Real Property that would materially and adversely affect the current use or possession of any Owned Real Property. To the Knowledge of the Company, the Company has sufficient title to such easements, rights of way and other rights appurtenant to each Owned Real Property as are necessary to permit ingress and egress to and from the Owned Real Property to a public way. The Owned Real Property and the Leased Real Property is all the real property used or held for use in connection with the operation of the business of the Company in the ordinary course.

(c) No Space Leases or Options. (i) Neither the Company nor any Affiliate thereof has leased, subleased or granted to any Person any right to possess, lease or occupy any portion of the Owned Real Property or the Company’s right, title, or interest in the Leased Real Property and (ii) neither the Company nor any Affiliate thereof owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Owned Real Property or the Company’s right, title, or interest in the Leased Real Property or any portion thereof or interest therein or any other real property.

Section 4.21 Title to Assets. Except as related to Leased Real Property or Owned Real Property (which is the subject of Section 4.20), the Company has good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the material property, plants and equipment that are used or held for use in connection with the Company’s business or are reflected on the Company’s Financial Statements (collectively, the “Assets”), except for inventory sold in the ordinary course of business consistent with past practice, in each case free and clear of any Lien other than Permitted Liens. The Company owns or has the right to use all of the material property, plant and equipment necessary for the conduct of its business as presently conducted. The plants, buildings, structures and material equipment included in the Assets are in good repair and operating condition to conduct the operations of the Company as currently conducted, subject only to ordinary wear and tear.

Section 4.22 Sufficiency of Assets. The assets of the Company, together with the Transition Services Agreement and the SS/MS Supply Agreement, constitute all of the assets required for the conduct of the Company’s business as currently conducted and that were used to produce the financial results reflected on the Company Financial Statements.

Section 4.23 Bank Accounts. Section 4.23 of the Company Disclosure Letter sets forth the names and locations of each bank, brokerage firm or other financial institution at which the Company has an account (giving account numbers) or safe deposit box and the names of all persons authorized to draw thereon or have access thereto, and the names of all persons, if any, holding powers of attorney or comparable delegation authority from the Company.

Section 4.24 Customers and Suppliers. Section 4.24 of the Company Disclosure Letter sets forth (a) a list of the 10 largest customers of the business of the Company based on sales during the twelve (12) month period ending December 31, 2011 (the “Significant Customers”), and (b) the 10 largest suppliers of the business of the Company based on purchases during the twelve (12) month period ending December 31, 2011 (the “Significant Suppliers”). Since December 31, 2011 through the date of this Agreement, the Company has not received any written notice that (i) any Significant Customer has materially reduced or will materially reduce, the use of products or services of the Company or (ii) there has been any change in the terms and conditions of sale of raw materials, supplies or other products or services (other than general and customary price increases) from a Significant Supplier which has been or would be materially adverse to the Company. As of the date hereof, to the Knowledge of the Company, no change of the type described in clause (ii) of the preceding sentence will occur after the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller, as of the date hereof and as of the Closing Date (except in each case to the extent that such representations and warranties speak only as of a specific date, as of such date), as follows:

Section 5.1 Due Organization and Corporate Power. The Purchaser is a corporation duly incorporated and validly existing under the laws of Nevada and has the requisite corporate power and authority to carry on its business as now being conducted. The Purchaser is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.2 Authorization; Noncontravention. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Ancillary Agreement to which it is a party by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary board and shareholder action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligations of the other parties thereto, constitutes the valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and by general equitable principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, (a) conflict with any of the provisions of the certificate or articles of incorporation or by-laws (or any other organizational document) of the Purchaser, in each case as amended to the date of this Agreement, (b) require any consent of, or any action by, and Person under, conflict with, result in a breach of or default under (with or without due notice or lapse of time or both) or cause a permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any written agreement, contracts, or other binding written commitments, arrangements or plans to which the Purchaser is a party or by which the Purchaser or any of its respective assets is bound or subject or (c)

contravene any domestic or foreign Law or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (b) and (c) above, would have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.3 Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any other Person which has not been received or made, is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by the Purchaser or the consummation by the Purchaser of any of the transactions contemplated hereby or thereby, except for (a) such filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act and the applicable competition Laws of other jurisdictions; and (b) any other consents, approvals, authorizations, filings or notices which, if not made or obtained, would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.4 Financing. The Purchaser has delivered to the Seller true, complete and correct copies of an executed Commitment Letter, dated as of the date hereof, from Credit Suisse AG, Credit Suisse Securities (USA) LLC, UBS Loan Finance LLC, UBS Securities LLC, Royal Bank of Canada and RBC Capital Markets (the “Debt Financing Commitment”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes, among other things, of financing the transactions contemplated by this Agreement (the “Debt Financing”). The Debt Financing Commitment has not been amended or modified prior to the date of this Agreement (provided that the existence or exercise of the “flex” provisions contained in the Fee Letter (as defined below) shall not constitute an amendment of or modification to the Debt Financing Commitment), and, as of the date hereof, to the knowledge of the Purchaser, the respective commitments contained in the Debt Financing Commitment have not been withdrawn, reduced or rescinded in any respect. Except for any fee letter relating to fees and expenses with respect to the Debt Financing (the “Fee Letter”), as of the date hereof, there are no side letters or other contracts or arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Debt Financing Commitment delivered to the Seller pursuant to the first sentence of this Section 5.4. The Purchaser has fully paid or caused to be fully paid any and all commitment fees or other fees or expenses that are required to be paid on or prior to the date hereof pursuant to the Debt Financing Commitment, and, as of the date hereof, the Debt Financing Commitment, as delivered to the Seller pursuant to the first sentence of this Section 5.4, is in full force and effect and is the legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, each of the lender parties thereto, as the case may be, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). Other than as expressly set forth in the Debt Financing Commitment or the Fee Letter or as set forth in any such documents amended after the date hereof and not in violation of the provisions hereof, there are no conditions precedent related to the funding of the full net amount of the Debt Financing (including any “flex” provisions) under any agreement relating to the Debt Financing to which the Purchaser is a party that would, or would reasonably be expected to, (i) impair the validity of the Debt Financing Commitment, (ii) reduce the aggregate amount of the Debt Financing or (iii) materially delay or prevent the Closing. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser or, to the knowledge of the Purchaser, any other party under the Debt Financing Commitment. Assuming the accuracy of the representations and warranties set forth in Article III and Article IV and performance by the Seller and the Company of their respective obligations hereunder, upon receipt of the proceeds contemplated by the Debt Financing Commitment, the Purchaser will have access at the Closing to sufficient funds to (i) pay the Purchase Price, and (ii) pay all other amounts contemplated by this Agreement to be paid by it and to perform its obligations hereunder.

Section 5.5 Independent Review; No Reliance. The Purchaser has conducted its own independent review and analysis of the Company, and its condition, cash flow and prospects, including access to properties and premises of the Company. In entering into this Agreement, the Purchaser has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and the Purchaser:

(a) acknowledges and agrees that (i) neither the Company nor the Seller nor any Person on behalf of the Company or the Seller is making any representations or warranties whatsoever, express or implied, beyond those expressly given in Article III and Article IV or in any certificate delivered pursuant to this Agreement and (ii) the Purchaser has not been induced by, or relied upon any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Article III or in Article IV or in any certificate delivered pursuant to this Agreement; and

(b) agrees, to the full extent permitted by Law, that except in the case of fraud or willful misconduct, no director, officer, employee, Affiliate (other than the Seller and the Company), agent or representative of the Company or the Seller shall have any liability or responsibility whatsoever to the Purchaser on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or omitted, or statements or omissions.

Without limiting the generality of the foregoing, the Purchaser acknowledges that no representations or warranties have been made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Purchaser, its Affiliates or any of their respective representatives, beyond those expressly given in Article III and Article IV of this Agreement.

Section 5.6 Solvency. Assuming (w) that immediately prior to the Closing, and without giving effect to the Debt Financing, the Company meets the Solvency tests set forth below, (x) the satisfaction of the conditions to the Purchaser’s obligation to consummate the Closing, (y) that the representations and warranties of Seller and the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement are true in all respects and (z) that the most recent financial forecasts relating to the Company’s business made available to the Purchaser by the Seller or the Company prior to the date of this Agreement have been prepared in good faith and on assumptions that were reasonable at the time such forecasts were prepared, are reasonable as of the date hereof and will continue to be reasonable as of the Closing, the Company will be Solvent as of the Closing Date immediately after and giving effect to the Closing. For purposes of this Section 5.6, “Solvent” or “Solvency” means (i) the Fair

Value and Present Fair Salable Value of the assets of the Company exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) the Company does not have Unreasonably Small Capital; and (iii) the Company will be able to pay its Stated Liabilities and Identified Contingent Liabilities as they mature. The terms “Fair Value”, “Present Fair Salable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “Will be able to pay its Stated Liabilities and Identified Contingent Liabilities as they mature”, and “Do not have Unreasonably Small Capital”, have the respective meanings given to such terms in the form of solvency certificate attached as Annex C-II to the Debt Financing Commitment as in effect on the date hereof.

Section 5.7 Purchase for Investment.

(a) The Purchaser is acquiring the Interests solely for investment for its own account and not with the view to, or for offer or sale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act) thereof. The Purchaser understands that the sale of the Interests has not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(b) The Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser, by reason of its business and financial experience in business, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the purchase of the Interests, is able to bear the economic risk of such investment in the Company, and is able to afford a complete loss of such investment.

ARTICLE VI

COVENANTS

Section 6.1 Access to Information.

(a) Subject to applicable Laws and without in any way limiting the generality of the undertakings in Section 6.18, during the period commencing on the date hereof and ending on the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 9.1, the Seller and the Company, upon reasonable notice, shall afford the Authorized Representatives of the Purchaser access to such offices, properties, books and records of the Company relating to the Company and such financial and operating data and other information relating to the Company as such Authorized Representatives may reasonably request, and shall allow the Authorized Representatives to make copies of, such information and documentation (including Contracts, books and records of the Company), as the Purchaser may reasonably request with respect to the Company for the purpose of verifying the accuracy of the representations and warranties made by the Company in Article IV and compliance with the covenants set forth in this Article VI, and for any other purpose reasonably requested by the Purchaser, which may include, if reasonably requested, the purpose of planning the integration of the Company into the Purchaser’s business operations and shall instruct the employees, counsel and financial advisors of Seller and Seller’s Affiliates to cooperate with the Purchaser in its investigation of the Company; provided that such access shall not unreasonably disrupt the operations of the Company; and provided further that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secret or violate any applicable Laws (including antitrust laws of the United States) or any of its obligations with respect to confidentiality, (ii) to disclose any privileged information of the Company in a manner that is reasonably expected to result in the loss of such privilege, or (iii) to permit or allow the Authorized Representatives of the Purchaser to conduct any invasive environmental sampling, including, but not limited to, the collection of soil, groundwater, surface water, or building material samples. All requests made pursuant to this Section 6.1 shall be directed to the executive officer or other Person designated by the Seller in writing to the Purchaser on the date hereof, or as such Person may be changed thereafter by written notice to the Purchaser.

(b) From and after the date hereof to the Closing Date, without the prior consent of the Company, which shall not be unreasonably withheld, neither the Purchaser nor any of its Affiliates may contact any suppliers to, or Employees, independent contractors, sales representatives or customers of, the Company in connection with or pertaining to any subject matter hereof, and provided that an Authorized Representative of the Seller is permitted to be present at any meetings, conferences or calls. For the avoidance of doubt, nothing herein shall restrict the Purchaser or its Affiliates from contacting any suppliers, independent contractors, sales representatives or customers of the Company on its own in the ordinary course of the Purchaser’s or its Affiliates’ own businesses; provided, however, that such contact shall relate solely to the Purchaser’s or its Affiliates’ own businesses and may not involve any discussions related to the Company or the transactions contemplated hereby.

Section 6.2 Confidentiality. Information obtained by the Purchaser and its counsel, accountants, consultants and other authorized representatives pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated as of December 20, 2011, by and between the Seller and the Purchaser (the “Confidentiality Agreement”). The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate. From and after the Closing, the Company shall have the right to enforce the rights of the Seller (or to cause the Seller to enforce its rights) under any confidentiality, non-solicitation and similar agreements with any Person entered into in connection with any proposed sale of the Company to the extent that such rights are related to confidential information of the Company or the solicitation of employees, sales representatives and other agents of the Company, and Seller shall deliver to the Purchaser copies of any such agreements.

Section 6.3 Conduct of the Business of the Company Pending the Closing Date. During the period commencing on the date hereof and ending at the earlier of (x) the Closing Date and (y) the termination of this Agreement pursuant to Section 9.1, except as expressly required under this Agreement or as otherwise set forth in Section 6.3 of the Company Disclosure Letter, the Company shall, and the Seller shall cause the Company to (a) conduct its business in the ordinary course consistent with past practice, and (b) use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties, including its customers, suppliers and others having business dealings with them, and to keep available the services of their present officers and significant employees (provided that this clause (b) shall not oblige the Company to make any out-of-pocket payments to such third parties, customers, suppliers, officers or significant employees). Without limiting the generality of the foregoing, except (A) as expressly required under this Agreement, (B) as required by applicable Laws or any Governmental Entity or (C) as otherwise set forth in Section 6.3 of the Company Disclosure Letter or required under Contracts which are in existence on the date hereof, from the date hereof until the earlier of (x) the Closing Date and (y) the termination of this Agreement pursuant to Section 9.1, the Company shall not, and the Seller shall cause the Company not to, take any of the following actions without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend the Company’s certificate of formation or limited liability company agreement;

(b) authorize the issuance of or grant any membership interests of the Company, transfer, sell or otherwise dispose of, purchase, redeem or subject to any new Lien (other than Permitted Liens) any membership interests of the Company or issue or become obligated with respect to any Commitment with respect to the Company;

(c) sell, transfer or otherwise dispose of, or subject to any new Lien (other than Permitted Liens), any Owned Real Property or fixed assets that are material to the conduct of the business of the Company;

(d) incur any new Company Indebtedness for borrowed money with any third party or with the Seller or its Affiliates, other than as reasonably necessary to meet working capital requirements or in the ordinary course of business or in replacement of existing Company Indebtedness, provided that such new Company Indebtedness is fully prepayable at the Closing without penalty;

(e) split, combine, divide, distribute, or reclassify any membership interests of the Company, declare, pay, or set aside for payment any non-cash dividend or other non-cash distribution in respect of the Company’s membership interests;

(f) undertake a Bankruptcy Event;

(g) dissolve, liquidate or merge or consolidate the Company with or into any other entity;

(h) establish, sponsor, amend or terminate (except for amendments which do not increase costs to the Company) any Employee Plan;

(i) complete any acquisition (by merger, consolidation, or acquisition of stock or assets) of any Person or any division or assets thereof;

(j) materially increase the compensation payable or paid, whether conditionally or otherwise, to any director, officer, Employee, consultant or agent other than in the ordinary course of business consistent with past practices, or enter into or amend arrangements requiring severance, change of control or other payments in connection with the transactions contemplated hereby;

(k) except as required by GAAP (or interpretations thereof by recognized accounting boards or institutions) or by applicable Law, change any of the material accounting principles or practices used by the Company;

(l) assume, guarantee, endorse, or otherwise become liable or responsible (whether directly, contingently, or otherwise) for the obligations of any person other than the Company (other than endorsements of checks in the ordinary course) or make any loans, advances (other than advances or loans to Employees in the ordinary course of business consistent with past practice), or capital contributions to, or investments in, any other Person;

(m) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, provided that, this Section 6.3(m) shall not apply to any Consolidated Tax or Tax Return of any Seller Consolidated Group unless such action would be reasonably expected to cause any adverse effect (other than a de minimis one) on the Company or the Purchaser after the Closing;

(n) engage in any transaction with the Seller or any of its respective Affiliates, other than (i) ordinary course transactions and arrangements consistent with past practices, (ii) the distribution to the Seller of all cash and other funds of the Company in a manner consistent with past practices or (iii) purchase, sale or other trade transactions in the ordinary course consistent with past practices, in each case on arm’s length terms;

(o)(A) make any material payments or grant any material discounts or any other consideration to customers or suppliers of the Company, in each case, other than in the ordinary course of business consistent with past practice or (B) otherwise change any billing or cash management practices or methods used by the Company, other than in the ordinary course of business;

(p) make any amendment, forgive, cancel, compromise or waive any material claim, debt or right of the Company;

(q) enter into, assume, amend, assign or terminate any Material Contract or any agreement that would be a Material Contract, other than Material Contracts entered into in the ordinary course of business consistent with past practice and providing for payments over the term of such agreements of no more than $1,000,000 with respect to any single agreement and $3,000,000 in the aggregate;

(r) acquire or dispose of any real property or any direct or indirect interest in any real property;

(s) forgive, cancel or compromise any material debt or claim, or waive or release any right of material value;

(t) settle or compromise any material litigation, enter into a new line of business that is material to the Company; or

(u) enter into any Contract with respect to, or authorize, any of the actions described in the foregoing clauses (a) through (t).

Section 6.4 Filings; Other Actions.

(a) Subject to Section 6.4(b) which shall govern the subject matter thereof, the Seller, the Company and the Purchaser shall cooperate with each other in good faith and use their respective commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including using commercially reasonable efforts to accomplish the following: (i) the satisfaction of the conditions set forth in Article VII, (ii) the obtaining or making of all necessary consents, approvals, authorizations, filings or notices with or from the applicable Governmental Entity, and (iii) the defending of any legal or administrative proceeding, claim, suit, action, arbitration or investigation challenging this Agreement or seeking to prevent, delay or impair the consummation of the transactions contemplated hereby, including seeking to have any or any injunction, order, judgment, ruling or decree imposed vacated or reversed.

(b) Promptly following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC and the DOJ the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated in this Agreement. In addition, the Company and the Purchaser shall promptly proceed to prepare and file with the other appropriate Governmental Entities such additional requests, responses, reports or notifications as may be required or, in the opinion of the Purchaser or the Seller, advisable, in connection with this Agreement. With respect to each of the above filings, the Purchaser and the Seller shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters including subject to applicable Law, by permitting counsel for the other to review in advance, and consider in good faith the views of the other in connection with any such filing or any proposed written communication with any Governmental Entity and by providing counsel for the other with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that (i) materials may be redacted before being so provided (x) to remove (1) references concerning the valuation of the Company and (2) individual customer pricing information or other competitively sensitive information, (y) as necessary to comply with contractual arrangements and (z) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns and (ii) copies of documents filed by a party hereto pursuant to Item 4(c) of the Notification and Report Form filed with the FTC and the DOJ shall not be required to be provided to any party hereto. Each of the Purchaser and the Seller shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filing or submission. The Purchaser and the Seller shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ. In the event a suit is threatened or instituted challenging the transactions contemplated by this Agreement as violative of the HSR Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended or any other federal, state or foreign law or regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of foreign ownership, monopolization or restraint of trade (collectively, “Antitrust Laws”), the Purchaser shall use commercially reasonable efforts to take all reasonable actions as may be required to avoid the filing of or otherwise resolve such suit so as to enable the Closing to occur as promptly as practicable. The Purchaser and the Seller will cooperate to determine strategy, and will coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity as contemplated by this Section 6.4(b). Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not require the Seller or the Company to, and the Company and the Seller shall not be required to, take any action with respect to satisfying any Antitrust Laws which would bind the Company in the event the Closing does not occur. In addition, the Purchaser, the Seller and the Company shall use commercially reasonable efforts to avoid the entry of any permanent injunction or other permanent order which has the effect of preventing the consummation of the transactions contemplated by this Agreement prior to the Termination Date, and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the transactions contemplated hereby, the Purchaser, the Seller and the Company shall promptly use commercially reasonable efforts to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date. Notwithstanding anything to the contrary in this Agreement, (A) the Seller and its Affiliates shall not give any undertakings, make any commitments or enter into any agreements with any Governmental Entity that would be binding upon the Purchaser or any of its Affiliates, including, after the Closing, the Company, without the prior written consent of the Purchaser and (B) neither Purchaser nor any of its Affiliates shall be required to take any action that involves divestiture of an existing business of Purchaser or any of its Affiliates, including, after the Closing, the Company, or to take any action that could reasonably be expected to impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) Prior to the Closing, the Purchaser shall not, and shall cause its Subsidiaries not to, take any action that would reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

Section 6.5 Use of BSNA Business Marks and Certain IP Matters.

(a) The parties expressly agree that the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in the BSNA Business Marks. From and after the Closing Date, except as permitted in this Section 6.5, neither the Purchaser, the Company nor any of their Affiliates will have any rights to use the BSNA Business Marks without the prior written consent of the Seller.

(b) The Seller hereby grants the Purchaser and the Company a fully paid-up, royalty-free, non-exclusive, non-transferable license to utilize the BSNA Business Marks, in a manner consistent with past practice, in connection with the Company’s signage on existing buildings, inventory of labels, containers, uniforms, vehicles and websites for a period of six (6) months after the Closing Date, subject to the terms and conditions of this Section 6.5. Notwithstanding anything to the contrary herein, the Seller may terminate this license after the occurrence of any event caused by the Purchaser, the Company or any Affiliate thereof that has a negative effect on the goodwill associated with the BSNA Business Marks, provided the Seller has given the Purchaser written notice of such event and the Purchaser did not, or did not cause the Company to, remedy the situation within ten (10) days following such notice.

(c) The Purchaser will use, and shall cause the Company to use, the BSNA Business Marks only in a manner consistent with how the BSNA Business Marks are currently being used in connection with the operation of the business of the Company in the ordinary course, and the Purchaser shall not allow the quality of the goods or services with which the BSNA Business Marks are used hereunder to deteriorate so as to have a materially adverse effect on the goodwill of the BSNA Business Marks.

(d) Prior to the Closing Date, the Seller shall cause the Company to be recorded as the owner of the domain names “metl-span.com” and “metlspan.com” with the applicable domain name registrars.

Section 6.6 Officers’ Indemnification.

(a) For six (6) years from and after the Closing Date, the Company shall, and the Purchaser shall cause the Company to, perform in and otherwise give effect to all rights to indemnification (including rights relating to advancement of expenses) or exculpation existing in favor of each present and former director, manager and officer of the Company, determined as of the Closing Date (each, a “D&O Indemnitee,” and collectively, the “D&O Indemnitees”), with respect to any costs or expenses (including court costs and reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the same extent that such Persons are currently indemnified by the Company pursuant to the Company’s certificate of formation and limited liability company agreement as in effect on the date hereof (and advance expenses as incurred at least to the same extent such D&O Indemnitees are currently indemnified by the Company pursuant to the Company’s certificate of formation and limited liability company agreement under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances in the event of a non-appealable determination of a court of competent jurisdiction that such Person is not entitled to indemnification).

(b) For six (6) years from and after the Closing Date, the Company shall not amend its organizational documents in any manner so as to modify the indemnification or exculpation provisions therein in such a manner inconsistent with this Section 6.6 or otherwise adverse to a D&O Indemnitee.

(c) The provisions of this Section 6.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee and each Indemnitee’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 6.6 and (ii) in addition to, and not in substitution for, any other rights to indemnification that any such Indemnitee may have by contract or otherwise. The obligations of the Purchaser and the Company under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.6 applies unless (x) such termination or modification is required by applicable law or (y) the affected Indemnitee shall have consented in writing to such termination or modification.

(d) In the event that the Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser and the Company shall assume all of the obligations thereof set forth in this Section 6.6.

Section 6.7 Public Announcements. Prior to the Closing, the parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld, conditioned or delayed; provided that a party may, without the prior consent of the other parties issue such press release or make such public statement (x) if it is required by law, regulation or the rules of any regulatory authority (including, without limitation, any recognized stock exchange) or (y) in the case it is compelled to do so in connection with legal proceedings or pursuant to a subpoena, order, requirement or an official request issued by a court of competent jurisdiction or by any administrative, legislative, regulatory or self regulating authority (including any recognized stock exchange) or entity towards such party, and (to the extent reasonably practicable having regard to the disclosing party’s obligation to make disclosure and the nature of the proposed disclosure) the disclosing party provides advance written notice to the other party of the proposed disclosure and cooperates in good faith with respect to the timing, manner and content of the disclosure.

Section 6.8 Tax Matters.

(a) Tax Returns.

(i) Notwithstanding any other provision contained herein, the Seller shall in a timely manner prepare or cause to be prepared and file or cause to be filed all Seller Consolidated Returns and pay all Consolidated Taxes. All such Tax Returns to the extent related to the Company shall be filed consistent with most recent past practice unless failure to do so would not reasonably be expected to cause any adverse effect (other than a de minimis one) on the Company or the Purchaser. Seller shall prepare a pro forma federal Income Tax Return for the Company on a stand alone basis for the taxable period ending on the Closing Date and shall deliver a copy of such pro forma Tax Return of the federal Income Tax Seller Consolidated Return for the taxable period that includes the Closing Date to the Purchaser within twenty (20) days after the filing of such Seller Consolidated Return. Seller Consolidated Returns for the taxable period that includes the Closing Date shall be filed in accordance with Treasury Regulations Section 1.1502-76(b)(2)(i) (determined using the closing of the books method), with no election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D). For the avoidance of doubt, the Parties intend that, in conformance with Treasury Regulation Section 1.1502-76(b)(2), any federal income Tax deductions incurred by the Company on the Closing Date related to the transactions contemplated by this Agreement (including the payment of Company Indebtedness and Transaction Expenses) shall be treated as arising in the Pre-Closing Tax Period.

(ii) The Seller shall prepare or cause to be prepared all Tax Returns (other than Seller Consolidated Returns) of the Company for all tax periods that end on or before the Closing Date (“Pre-Closing Tax Returns”). For each Pre-Closing Tax Return required to be filed after the Closing Date, prior to the due date (including any applicable extensions) thereof, the Seller shall deliver a copy of such Pre-Closing Tax Return, together with all supporting documentation and work papers, to Purchaser for its reasonable review and comment. The Seller shall provide the Purchaser with such Pre-Closing Tax Return (fully prepared and completed by the Seller, and revised by the Seller to incorporate the Purchaser’s reasonable comments) and the Purchaser shall cause such Pre-Closing Tax Return to be executed and timely filed with the appropriate Governmental Entity and provide a copy of such executed and filed Pre-Closing Tax Return to the Seller.

(iii) The Purchaser shall prepare or cause to be prepared all Tax Returns (other than Seller Consolidated Returns) of the Company for all Straddle Periods (“Straddle Tax Returns”). Such Tax Returns shall be prepared on a basis consistent with most recent past practice except to the extent otherwise required by applicable Laws. Prior to the due date for filing any such Straddle Tax Return, the Purchaser shall deliver a copy of such Straddle Tax Return, together with all supporting documentation and work papers, to the Seller for its review and reasonable comment. The Purchaser will cause such Straddle Tax Return (as revised to incorporate the Seller’s reasonable comments) to be executed and timely filed with the appropriate Governmental Entity and will provide a copy of such executed and filed Straddle Tax Return to the Seller.

(iv) If one party objects to any item on a Tax Return (other than a Seller Consolidated Return) prepared by the other party pursuant to Section 6.8(a)(ii) or Section 6.8(a)(iii), it shall, within fifteen days after delivery of such Tax Return, notify the other party in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection is duly delivered, Purchaser and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. In the event of any disagreement that cannot be resolved between Purchaser and Seller, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Seller and Purchaser (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Purchaser and Seller. If the Tax Accountant does not resolve any differences between Seller and Purchaser with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by Purchaser and amended to reflect the Tax Accountant’s resolution. The preparation and filing of any Tax Return that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Purchaser. For the avoidance of doubt, the Seller understands that the Purchaser may cause the Company to begin filing sales Tax Returns in the state of Oklahoma and agrees that any such filing shall not affect the Purchaser’s right to indemnification pursuant to Article X.

(v) In the case of Taxes (other than Consolidated Taxes) that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:

(A) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company ended with (and included) the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(B) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(vi) Unless otherwise required by Law, after the Closing, Seller shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to the Company relating to any Pre-Closing Tax Period to the extent such amendment or change would reasonably be expected to have a material cost to the Purchaser or the Company without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(vii) Unless otherwise required by Law, the Purchaser shall not amend any Pre-Closing Tax Returns or Straddle Tax Returns without the prior written consent of the Seller to the extent such amendment would reasonably be expected to have a material cost to the Seller.

(b) Books and Records; Cooperation. The Purchaser and the Seller shall cooperate fully as and to the extent reasonably requested by the other party in connection with the filing of Tax Returns, any audit, litigation, examination or other proceeding (each a “Tax Proceeding”) and claim for refund, the determination of a Tax liability or a right to refund with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Return, Tax Proceeding, Tax refund or Tax determination and making Employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Tax Contests. Notwithstanding Section 10.6, any Tax Proceeding relating to a Seller Consolidated Return or Consolidated Taxes or the Oklahoma sales tax matters described in Section 6.3 of the Seller Disclosure Schedule shall be exclusively controlled by Seller if the resolution of such Tax Proceeding has no adverse effect (other than a de minimis one) on the Company or the Purchaser after the Closing or the Seller indemnifies the Company or the Purchaser against such adverse effect. Any other Tax Proceeding constituting a Third Party Claim shall be subject to the provisions of Section 10.6.

(d) Transfer Taxes. The Purchaser shall be responsible for all state and local transfer, sales, use, stamp, registration or other similar Taxes (the “Transfer Taxes”), if any, resulting from the transactions contemplated by this Agreement. The Purchaser and the Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Laws, the amount of any such Transfer Taxes and shall cooperate and timely make all filings, returns, reports, and forms with respect to such Transfer Taxes. The Purchaser and the Seller shall execute and deliver to each other at the Closing any appropriate exemption certificate relating to any available exemption from Transfer Taxes.

(e) Tax Refunds. The amount of any refunds of Taxes of the Company for which Seller is responsible pursuant to Section 10.2(b) (other than to the extent such refund results from the carryback of a Tax attribute of the Company relating to a Post-Closing Tax Period and other than any such refunds reflected on the Closing Statement as finally determined) shall be for the account of the Seller to the extent provided in this Section 6.8(e). All other refunds of Taxes of the Company shall be for the account of the Purchaser. The amount of any refund of Taxes of the Company for any Straddle Period shall be equitably apportioned between the Purchaser and the Seller in accordance with the principles set forth in Section 6.8(a)(v). Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive a refund of Tax pursuant to this Section 6.8(e) the amount of such refund within thirty (30) days after such refund is received, net any costs or expenses or any Taxes incurred by such party or its Affiliates in procuring such refund. The Purchaser shall make and shall cause the Company to make elections under Section 172(b)(3) and other relevant provisions of the Code, and under any comparable provision of any state, local or foreign tax law in any state, locality or foreign jurisdiction in which the Company is included in a Seller Consolidated Return, to relinquish the entire carryback period with respect to any net operating loss, capital loss, or tax credit of the Company in any Tax period beginning after the Closing Date that could be carried back to a Pre-Closing period of the Company; provided, however, that with respect to any such item for which an election cannot be made under applicable Law, the Purchaser shall be entitled to receive (and the Seller shall be required to pay to the Seller) the Tax refund received or Tax benefit that results from such carryback.

(f) Tax Agreements; Powers of Attorney. Prior to the Closing Date, Seller shall terminate all Tax Agreements to which the Company is a party such that the Company shall have no obligations thereunder following the Closing. Seller shall cause any and all existing powers of attorney with respect to Taxes or Tax Returns to which the Company is a party to be terminated as of the Closing.

(g) Consolidated Return Elections. Seller shall cause the Seller Consolidated Group to make and refrain from making (as applicable) Tax elections (including on a protective basis) so that the Company shall suffer no reduction in tax basis or other attributes pursuant to Treasury Regulations Section 1.1502-36.

(h) No Section 108(i) Election. The Seller shall not make (and shall cause the Seller Consolidated Group not to make) any election under Section 108(i) of the Code (or any similar provision under state, local or foreign Law) that applies to any income or deduction realized by the Company prior to the Closing.

Section 6.9 Resignation of Officers. Unless directed otherwise by the Purchaser in writing, the Company and the Seller shall use reasonable commercial efforts to cause all officers of the Company to deliver their written resignations to the Purchaser to be effective on or before the Closing.

Section 6.10 Notification of Certain Matters. The Company shall give prompt written notice to the Purchaser of: (a) the occurrence, or failure to occur, of any event of which it has Knowledge that causes or would be reasonably likely to cause any representation or warranty of the Company or the Seller contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time and (b) the failure of the Company or the Seller to comply with or satisfy in any material respect any covenant to be complied with by such party hereunder (a “Disclosure Letter Update”). No Disclosure Letter Update shall have any effect for the purposes of indemnification hereunder or, except as provided below, relieve the Company from any breach or violation of this Agreement. Notwithstanding any provision in this Agreement to the contrary, unless the Purchaser provides the Company with a written termination notice pursuant to Section 9.1(d)(i) within seven (7) Business Days after the expiration of any applicable cure period, if any, in respect of a breach described in a Disclosure Letter Update delivered pursuant to this Section 6.10 and which uncured breach would otherwise give rise to a termination right by Purchaser under Section 9.1(d)(i), then (a) the Purchaser, in respect of such uncured breach, shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 9.1(d)(i) or Section 7.3 and (b) such breach shall not be deemed to be a breach that would prevent the Company or the Seller from delivering the certificate referenced in Section 8.2(b) or terminating this Agreement pursuant to Section 9.1(c).

Section 6.11 Third-Party (Non-Governmental Entity) Consents.

(a) The parties hereto shall give any notices to third parties (who are not Governmental Entities) and use, and cause their Subsidiaries to use, their commercially reasonable efforts (including cooperating to the fullest extent reasonably practicable with the efforts of the other parties) to obtain any consents and approvals from such third parties triggered in connection with the consummation of the transactions contemplated hereby (regardless of whether such consents are conditions to the closing of this Agreement); provided that the Seller shall be required to pay a fee to obtain a Person’s consent (if required in order to obtain such consent) only with respect to Contracts listed in Section 7.3(e) of the Company Disclosure Letter; provided further (subject to the foregoing proviso) that the Seller shall not be required to pay a fee to a Person in order to obtain such Person’s consent or to amend any existing Contract with such Person or to enter into any new Contract with such Person in order to obtain such Person’s consent.

(b) With respect to any Material Contract for which any consent necessary in connection with the consummation of the transactions contemplated hereby has not been obtained prior to the Closing, in the event that the Closing occurs, (i) the Seller shall, at the Purchaser’s request, use commercially reasonable efforts to obtain any such consent after the Closing until either such consent has been obtained or the Seller and the Purchaser mutually agree, in good faith, that such consent cannot reasonably be obtained and (ii) the Seller shall use commercially reasonable efforts to provide the Purchaser with the same benefits arising under any such Material Contract that is an Assigned Contract, including performance by the Seller as agent if legally and commercially feasible, provided that the Purchaser shall provide the Seller with such access to the premises, books and records and personnel of Purchaser and the Company as is reasonably necessary to enable the Seller to perform its obligations under such Assigned Contract, and the Purchaser shall pay or satisfy the corresponding liabilities for the enjoyment of such benefits to the extent the Company would have been responsible therefor if such consent had been obtained prior to the Closing.

Section 6.12 Inter-Company Transactions.

(a) All BSNA Payables and BSNA Receivables shall survive the Closing and shall remain in full force and effect and shall be due and payable in accordance with the scheduled maturity or payment date therefor.

(b) Except as contemplated by this Agreement, the Ancillary Agreements, and any product warranties between the Company and the Seller or any of its Affiliates, at or prior to the Closing, the Seller shall, and shall cause its Affiliates to, terminate or cause to be terminated all contracts, agreements, licenses, and commitments, between the Company, on the one hand, and the Seller or any of its Affiliates (other than the Company), on the other hand, in existence prior to the Closing Date (including, the Intercompany Loan Agreement), other than (i) this Agreement and the Ancillary Agreements and (ii) the contracts, agreements, licenses, commitments, arrangements and understandings listed in Section 6.12(a) of the Company Disclosure Letter. Subject to Section 6.12(a), no such terminated contract, agreement, license, or commitment, (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing, and all parties thereto shall be released from all obligations thereunder (except with respect to any product warranties between the Company and the Seller or any of its Affiliates) effective as of the Closing.

(c) At or prior to the Closing, the Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to assign and transfer each Assigned Contract to the Company, at the Seller’s cost, and the Company shall assume each such Assigned Contract.

(d) At or prior to the Closing, the Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to transfer to the Company, at the Purchaser’s cost, software licenses provided to the Company pursuant to the Shared Contracts set forth in Section 6.12(d) of the Company Disclosure Letter, provided that, with respect to the transfer of the Microsoft licenses set forth in Section 6.12(d) of the Company Disclosure Letter, (i) the Purchaser shall pay (A) the license fee in the amount not to exceed $41,049.00 and (B) the “software assurance” fee in the amount not to exceed $86,055.06 to the extent the “software assurance” is transferable to the Company and (ii) the Seller shall pay any other costs or fees associated therewith, if any. To the extent that the Seller is unable to complete the transfers contemplated in this Section 6.12(d) with respect to any Shared Contract prior to or at Closing, the parties shall use commercially reasonable efforts to complete such transfers as soon as practicable after the Closing and, in connection therewith, the parties’ payment obligations as set forth in this Section 6.12(d) shall survive the Closing.

Section 6.13 Existing Letters of Credit. The Purchaser shall use commercially reasonable efforts to cause the Seller and its Affiliates (other than the Company) to be released in full from any letters of credit, surety bonds, guarantees and other contractual obligations of the Seller and its Affiliates (other than the Company) set forth on Section 6.13 of the Company Disclosure Letter, effective as of the Closing. The Seller shall, and shall cause its Affiliates (including the Company) to, cooperate with and to provide reasonable assistance to the Purchaser as may be reasonably requested by the Purchaser in connection with the actions contemplated by this Section 6.13.

Section 6.14 Other Agreements. Concurrently with the Closing, the Company shall, on the one hand, and, as applicable, the Seller shall, or shall cause one or more of its Affiliates to, on the other hand, enter into the following agreements (together with the Assignment of Membership Interests, the “Ancillary Agreements”):

(a) a Transition Services Agreement in a form and substance attached as Exhibit B to this Agreement (the “Transition Services Agreement”);

(b) a Supply Agreement to be entered into between Steelscape, Inc. and the Company, in a form and substance attached as Exhibit C to this Agreement (the “SS/MS Supply Agreement”); and

(c) a Supply Agreement to be entered into between BlueScope Buildings North America, Inc. and the Company in a form and substance attached as Exhibit D to this Agreement (the “MS/BBNA Supply Agreement”).

Section 6.15 Employee Matters.

(a) For those Employees whose terms of employment are governed by one of the employment agreements described in Section 6.15 of the Company Disclosure Letter, the terms of such Employees’ employment following the Closing Date until the expiration or renegotiation of such agreements shall be on the terms provided in such agreements. Except for those Employees whose terms of employment are governed by one of the employment agreements described on Section 6.15 of the Company Disclosure Letter, the Purchaser shall take such action as may be necessary so that on and after the Closing and at all times prior to the first anniversary of the Closing Date, the Covered Employees (as defined below) shall, for so long as their employment with the Company or any of its Affiliates continues during such period, be provided employee benefits, plans and programs (including incentive compensation, deferred compensation, pension, life insurance, welfare, profit sharing, 401(k), severance, salary continuation and fringe benefits) which, in the aggregate, are substantially the same as those made available by the Purchaser to similarly situated employees of the Purchaser. For all purposes of this Agreement, “Covered Employees” shall mean Employees in the active employ of the Company or on short-term disability leave as of the Closing Date, but subject to Section 6.15(b), excluding Employees who are on any other approved leave of absence from the Company as of the Closing Date (including, without limitation, military leave, leave under the Family Medical Leave Act or an applicable state or local family and/or medical leave Law, and long-term disability) (such Employees, the “Inactive Employees”). For purposes of eligibility to participate and vesting in all benefits provided by the Purchaser or the Company on and after the Closing, the Covered Employees will be credited with their years of service with the Company and prior employers to the extent service with the Company and prior employers is taken into account under the Employee Plans or any other employee benefit plans, programs or arrangements in which Covered Employees participated prior to Closing. The eligibility of Covered Employees to participate in any welfare benefit plan or program of the Purchaser and the Company on and after the Closing shall not be subject to any eligibility waiting periods, evidence of insurability requirements or any exclusions or limitations for any pre-existing conditions except to the extent such individual was or would have been subject to such exclusion under similar Employee Plans or any other employee benefit plans, programs or arrangements in which Covered Employees participated prior to Closing. The Purchaser shall cause each Covered Employee to be given credit under any welfare benefit plan or program of the Purchaser or the Company for all amounts paid by such Covered Employee under any benefit plans or programs offered by the Company or any Affiliate of the Company prior to the Closing for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan or program maintained by the Purchaser for the plan year in which the Closing Date occurs. At the Purchaser’s request, the Seller will cause the Company to provide the Purchaser with information reasonably necessary (including employment records and payroll records) to permit the Purchaser to give effect to and to comply with this Section 6.15(a), subject to applicable Law.

(b) Seller shall take all steps necessary such that, from and after the Closing, Seller or one or more of its Affiliates (other than the Company) shall bear and be responsible for all liabilities and obligations with respect to Inactive Employees. An Inactive Employee shall become a Covered Employee on the first Business Day following the Inactive Employee’s return to work from his or her approved leave, provided that (i) such return to work occurs within the later of (A) six months following the Closing Date or (B) the end of any reinstatement period required by Law and (ii) the Inactive Employee presents him or herself for work to the Company within five Business Days after being released to return to work.

(c) Except as expressly provided in this Section 6.15(c), from and after the Closing, Seller shall bear and be responsible for, and shall indemnify the Company and its Affiliates from and against, all liabilities and obligations under all employee benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Company or any of its Affiliates for the benefit of any current or former Employee other than the Employee Plans (the “Parent Plans”), provided that, following the Closing Date, the Company shall, upon receipt of invoices therefor, promptly reimburse Seller for claims for medical, dental and vision benefits incurred prior to the Closing Date and not reimbursed to current or former Employees prior to the Closing Date up to the aggregate amount of such claims set forth in Working Capital (with such amounts to be calculated and allocated to the Company in the same manner as Seller’s historical practices prior to the Closing), and (y) subject to Section 6.15(f), the Company shall bear and be responsible for, and shall indemnify the Seller and its Affiliates from and against, all liabilities and obligations under the Employee Plans (except for those liabilities and obligations under the Parent Plans).

(d) From and after the Closing, Seller shall, upon receipt of one or more invoices therefor, promptly reimburse the Purchaser for any and all liabilities and obligations incurred by Purchaser and its Affiliates to Covered Employees who are on short-term disability leave as of the Closing Date (each, a “Covered STD Employee”) (x) during the continuous period following the Closing Date that the Covered STD Employee is on short-term disability leave (including salary continuation and medical claims) and (y) if applicable, for claims for medical benefits incurred during the COBRA continuation coverage period commencing at the conclusion of such short-term disability leave period. Seller shall also indemnify the Purchaser and its Affiliates from and against all claims for long-term disability benefits by any Covered STD Employee at the end of the short-term disability leave period.

(e) For a period of ninety-one (91) days (inclusive) following the Closing Date, the Purchaser and the Company shall not implement any plant closing, mass layoff or other termination of employees that, either alone or in the aggregate (with any other termination of employees by the Company prior to the Closing Date), would create any obligations upon or liabilities for Seller under the WARN Act or similar applicable laws. Following the Closing Date, the Purchaser and the Company and each of their respective Subsidiaries hereby agree to indemnify the Seller and its officers, directors, employees, consultants, stockholders and Affiliates for, and to hold each of them harmless from and against, all Damages that any of them may suffer by reason of or in connection with any claim, proceeding or suit brought against any of them under the WARN Act, or any similar state law, which relate to actions taken by the Purchaser or the Company or any of their respective Subsidiaries or Affiliates at any time after the Closing (including any discharge or constructive discharge of any of the employees of the Company with regard to any site of employment or one or more facilities or operating units within any site of employment of the Company).

(f) The Seller shall bear and be responsible for all liabilities and obligations under any written retention bonus, transaction bonus or similar arrangement applicable to any Employee whereby payment is triggered by the transactions contemplated hereby, including, without limitation, the Sale Success Incentive described in that certain Management Incentive Letter, dated April 12, 2012 between Karl Hielscher and BSNA, listed as an Employee Plan on Section 4.12(a) of the Company Disclosure Letter and shall ensure that such bonuses are paid in accordance with their terms in effect as of the Closing Date.

(g) Effective as of the Closing Date, each Covered Employee shall cease active participation and benefit accrual under, and the Company shall cease to be a contributing sponsor of, and participating employer in, the Seller 401k Plan. Prior to the Closing, Seller or its Affiliates shall fully fund, through the Closing, all employee contributions and employer matching contributions required pursuant to the terms of the Seller 401(k) Plan with respect to Covered Employees. Effective as of the Closing Date, Purchaser shall cause, or cause its Subsidiaries to cause, the Covered Employees to participate in a defined contribution plan intended to qualify under Section 401(a) of the Code that includes a cash or deferred arrangement which meets the requirements of Section 401(k) of the Code (the “Purchaser DC Plan”). The terms of the Purchaser DC Plan shall provide that Covered Employees shall have the right to make direct rollovers to the applicable Purchaser DC Plan of their accounts in the Seller 401k Plan, including if the entire account balance is rolled over, a direct rollover of any notes evidencing loans made to such Covered Employees with respect to the transferred accounts.

(h) The provisions of this Section 6.15 are solely for the benefit of the Company, the Seller and the Purchaser, and no current or former Employee or any other individual shall be regarded for any purpose as a third-party beneficiary of this Section 6.15. In no event shall the terms of this Section 6.15 be deemed to (i) establish, amend, or modify any Employee Plan, any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Seller, the Company or any of their respective Affiliates, (ii) alter or limit the ability of the Purchaser or any of its Subsidiaries (including the Company) to amend, modify or terminate any Employee Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, or (iii) confer upon any current or former Employee, officer, partner, member, director or consultant, any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including the Company), preclude the ability of Purchaser or any of its Subsidiaries (including the Company) to terminate the employment or services of any Employee, officer, partner, member, director or consultant for any reason, or constitute or create an employment agreement with any such Person.

Section 6.16 Seller’s Access to Information. From and after the Closing, the Purchaser shall (and shall cause the Company to) hold all the books and records of the Company existing on the Closing Date and not to destroy or dispose of any such books or records for a period of five (5) years from the Closing, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least ninety (90) days prior to such destruction or disposal to surrender them to the Seller. During that five year period, the Purchaser shall (and shall cause the Company to), during normal business hours, and upon reasonable notice, make available and provide the Seller and its representatives (including counsel and independent auditors) with access to the facilities and properties of the Company and to all information, files, documents and records (written and computer) that are not otherwise protected by legal privilege relating to the Company or any of its business or operations for any and all periods prior to or including the Closing Date that they may require with respect to any reasonable business purpose (including any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any person, and shall (and shall cause the Company to) cooperate fully with the Seller and its representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of the Seller, including by making tax, accounting and financial personnel and other appropriate employees and officers of the Company available to the Seller and its respective representatives (including counsel and independent auditors), with regard to any reasonable business purpose.

Section 6.17 Financing.

(a) Subject to the terms and conditions of this Agreement (including Section 6.17(b) and Section 6.18), the Purchaser shall use its commercially reasonable efforts (taking into account the anticipated timing of the Marketing Period) to obtain the proceeds of the Debt Financing on terms and conditions (including the “flex” provisions) no less favorable to the Purchaser than those described in the Debt Financing Commitment and the Fee Letter (provided that the Purchaser may (A) amend, replace or modify the Debt Financing Commitment and any related Fee Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities and (B) subject to the limitations set forth in this Section 6.17, otherwise amend or modify, grant any waiver of any provision or remedy under, or replace, the Debt Financing Commitment), including using commercially reasonable efforts (taking into account the anticipated timing of the Marketing Period) to (i) maintain in effect the Debt Financing Commitment in accordance with the terms and subject to the conditions thereof, (ii) satisfy on a timely basis (or obtain the waiver of) all conditions applicable to the Purchaser obtaining the Debt Financing at the Closing set forth in the Debt Financing Commitment that are within the Purchaser’s control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions (including any “flex” provisions) no less favorable to the Purchaser than those contemplated by the Debt Financing Commitment and the Fee Letter and (iv) upon the satisfaction of the conditions set forth in such definitive agreements, consummate the Debt Financing at Closing. Without limiting the generality of the foregoing, the Purchaser shall give the Seller prompt written notice, in any event within forty-eight (48) hours, of any actual or potential breach, default, expiration, termination or repudiation of any Debt Financing Commitment or any definitive document related thereto by any party thereto of which the Purchaser becomes aware. The Purchaser shall not, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, delayed or conditioned), enter into any amendment or modification to, or grant any waiver of any provision or remedy under, or replace, the Debt Financing Commitment if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Debt Financing such that the aggregate funds that would be available to the Purchaser at the Closing (taking into account other sources of funds available to the Purchaser) would not be sufficient to pay the Purchase Price and all other amounts contemplated by this Agreement to be paid by it and to perform its obligations hereunder, or (y) imposes new or additional conditions, or otherwise expands, amends or modifies any of the conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) impede, prevent or materially delay the Closing, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur, or (III) adversely affect the ability or likelihood of the Purchaser to timely consummate the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement (including Section 6.18), if any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitment and any Fee Letter (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Seller or the Company set forth in this Agreement), the Purchaser shall promptly notify the Seller, in any event within forty-eight (48) hours, and provide to the Sellers any information reasonably requested by the Seller related thereto and shall use its commercially reasonable efforts to arrange and obtain alternative financing from the same or alternative sources in an amount such that the aggregate funds that would be available to the Purchaser at the Closing will be sufficient to (i) pay the Purchase Price, and (ii) pay all other amounts contemplated by this Agreement to be paid by it and to perform its obligations hereunder, provided that the Purchaser shall not be required to arrange for or obtain any such alternative financing on terms and conditions (including any “flex” provisions) that are less favorable to the interests of the Purchaser than the terms contained in the Debt Financing Commitment and the Fee Letter. The Purchaser shall promptly provide the Seller with copies of all agreements pursuant to which the same or any such alternative source shall have committed to provide the Purchaser with any portion of the Debt Financing. For purposes of this Agreement, references to “Debt Financing” shall include the Debt Financing contemplated by the Debt Financing Commitment as permitted by this Section 6.17(a) to be amended, modified or replaced, and references to “Debt Financing Commitment,” and “Fee Letter” shall include such documents as permitted by this Section 6.17(a) to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(b) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.17 shall require, and in no event shall the commercially reasonable efforts of the Purchaser be deemed or construed to require, the Purchaser to pay any fees in excess of those contemplated in the Debt Financing Commitment and the Fee Letter, whether to secure waiver of any conditions contained therein or otherwise.

Section 6.18 Financing Cooperation.

(a) Prior to the Closing, the Company shall, and shall cause its Affiliates to, and shall use its commercially reasonable efforts to cause their respective directors, officers, employees, accountants, counsel, investment bankers and consultants (collectively, “Representatives”) to, provide to the Purchaser all timely cooperation reasonably requested by the Purchaser in causing the conditions and covenants in the Debt Financing Commitment to be satisfied and such cooperation as is otherwise necessary or reasonably requested by the Purchaser in connection with obtaining the Debt Financing in accordance with its terms, including cooperation that consists of:

(i)(A) furnishing the Purchaser and the Debt Financing Sources as promptly as practicable with audited consolidated balance sheets and related statements of earnings, members’ equity, cash flows and related notes of the Company prepared in accordance with GAAP (other than with respect to the Interim Company Financial Statements and the Subsequent Financial Statements, adjustments identified in Section 4.6 of the Company Disclosure Letter, which the Purchaser acknowledges have not been, and in the case of the Subsequent Financial Statements will not be, incorporated in the Interim Company Financial Statements and the Subsequent Financial Statements) for the two most recently completed fiscal years ended at least 90 days before the Closing Date, and, for each fiscal quarter after the date hereof ended at least forty (45) days prior to the Closing Date and for the comparable quarter of the prior fiscal year, unaudited consolidated balance sheets of the Company as of the end of such fiscal quarter and the related unaudited statements of earnings, members’ equity, cash flows and related notes, in each case prepared in accordance with GAAP (other than with respect to the Interim Company Financial Statements and the Subsequent Financial Statements, adjustments identified in Section 4.6 of the Company Disclosure Letter, which the Purchaser acknowledges have not been, and in the case of the Subsequent Financial Statements will not be, incorporated in the Interim Company Financial Statements and the Subsequent Financial Statements, and subject to normal year-end adjustments) and using the same accounting principles, policies, methods, practices, procedures, classifications, categories, estimates, judgments and assumptions as were used in preparing the Audited Financial Statements, (B) assisting the Purchaser in preparing pro forma financial information as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least forty (45) days before the Closing Date, prepared after giving effect to the transactions contemplated hereby (including the combination of the businesses of the Purchaser and the Company) and the Debt Financing as if such transactions and the Debt Financing had occurred as of such date (in the case of balance sheets) or at the beginning of such period (in the case of other financial statements) (collectively, the “Pro Forma Financial Information”) and (C) assisting the Purchaser in the preparation of customary rating agency presentations, lender presentations, customary bank offering memoranda, and syndication memoranda, including business and financial projections reasonably requested by the Purchaser or the Debt Financing Sources, in each case, in connection with the Debt Financing and other marketing materials or memoranda, including business and financial projections reasonably requested by the Purchaser or the Debt Financing Sources, in each case, in connection with the Debt Financing (all such information required to be delivered pursuant to this Section 6.18(a)(i), together with any replacements or restatements thereof, and supplements thereto, reasonably requested by the Purchaser if any such information would go stale or otherwise be unusable under customary practices for such purposes, the “Required Information”);

(ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing;

(iii) executing and delivering customary authorization letters (including representations with respect to material non-public information) to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors;

(iv) executing and delivering any securities purchase agreement, credit agreement, indenture, note, guarantee, pledge and security document, supplemental indenture, currency or interest rate hedging arrangement, other definitive financing document, representation letter to auditors and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by the Purchaser or the Debt Financing Sources or their respective counsel (including consents of accountants for use of their reports in any materials relating to the Debt Financing); provided that none of the Company or its respective officers or employees shall be required to execute any document in connection with this Section 6.18(a)(iv) that would be effective at any time before the time immediately prior to the Closing;

(v) using commercially reasonable efforts to cooperate with Purchaser and Purchaser’s efforts to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Purchaser and its Representatives to all owned real property and leased real property) as reasonably requested by Purchaser;

(vi) taking all actions reasonably necessary to (x) permit the agents under the Purchaser’s asset-based loan facility to conduct appraisals and field audits of the Company’s accounts receivable and inventory suitable to be pledged as collateral for the Purchaser’s asset-based loan facility and otherwise permit such agents and the Debt Financing Sources to evaluate the Company’s current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable, and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that such accounts and agreements shall not be effective prior to the Closing;

(vii) taking all customary corporate actions, subject to the concurrent occurrence of the Closing, reasonably requested by the Purchaser to permit the consummation of the Debt Financing;

(viii) obtaining customary payoff letters, in form and substance reasonably satisfactory to Purchaser, Lien terminations and other instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all Company Indebtedness;

(ix) furnishing the Purchaser and the Debt Financing Sources promptly with all documentation and other information which any lender providing or arranging Debt Financing has reasonably requested and that such lender has determined is required by regulatory authorities in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act;

(x) facilitating the pledging of collateral in connection with the Debt Financing, including executing and delivering any customary pledge and security documents, currency or interest hedging arrangements or other definitive documents, certificates, legal opinions, surveys and title insurance and documents as may be reasonably requested by Purchaser to facilitate the pledging of collateral from and after the Closing (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing); and

(xi) otherwise cooperating with the marketing efforts of Purchaser and its Debt Financing Sources for any of the Debt Financing as necessary or reasonably requested by the Purchaser or its Debt Financing Sources;

provided that (x) nothing in this Section 6.18 shall require such cooperation to the extent it would require the Seller and the Company to waive or amend any terms of this Agreement, (y) nothing herein shall require such cooperation from the Seller, the Company or their respective Affiliates to the extent it would unreasonably interfere with the ongoing operations of the Seller, the Company or their respective Affiliates, or would reasonably be expected to result in a violation of Law or loss of attorney-client privilege and (z) no liability or obligation of the Company or any of its respective Affiliates, or any of their respective Representatives, under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing (except to the extent Purchaser has provided the indemnity referenced in Section 6.18(b)).

(b) The Purchaser shall indemnify and hold harmless the Seller, the Company, their Affiliates and their respective Representatives from and against any and all losses, claims, damages or liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.18) and any information utilized in connection therewith, other than with respect to the preparation of historical financial statements of the Company or to the extent any of the foregoing arises from (i) the willful misconduct, gross negligence or material breach of its obligations under this Agreement by any of the Seller, the Company (prior to Closing), their Affiliates or their respective Representatives, or (ii) any information provided prior to the Closing by any of the Seller, the Company, their Affiliates or their respective Representatives. The Purchaser shall reimburse the Seller and the Company for all of their documented reasonable costs and expenses incurred by the Seller, the Company or their Affiliates in connection with this Section 6.18 on or prior to the Closing or promptly following the Closing or the termination of this Agreement pursuant to Section 9.1 (the “Reimbursement Obligation”).

(c) The Company shall or shall cause its Affiliates to supplement any Required Information pertaining to the Company on a reasonably current basis to the extent that any such information, to the Knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading. The Company hereby consents to the reasonable use of its and its Affiliates’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Affiliates or their reputation or goodwill.

Section 6.19 Non-Competition; Non-Solicitation.

(a) Subject to Section 6.19(b), from and after the Closing and until the second (2nd) anniversary of the Closing Date, the Seller shall not, and shall cause its Affiliates not to, (i) engage in the United States in the business of manufacturing or distributing and selling Insulated Metal Panels (as defined below) to the architectural, commercial, industrial, institutional and cold storage markets, for both wall and roof applications (“Competitive Business”) or (ii) own an interest in, or manage, operate, control, or participate in or be connected with, as a director, officer, employee, partner, member, stockholder or otherwise, any Person engaged in a Competitive Business (“Competing Person”), in each case, directly or indirectly, alone or in conjunction with any other Person. For purposes of this Agreement, “Insulated Metal Panel” shall mean an assembly consisting of both exterior and interior metallic or non-metallic panel facings factory laminated to a foam or rock-wool insulating core; provided, however, that the term “Insulated Metal Panel” shall not include the product described on Section 6.19(a) of the Company Disclosure Letter.

(b) Notwithstanding anything in this Section 6.19 to the contrary, nothing contained in this Section 6.19 shall prohibit or restrict the Seller or any of its Affiliates from (A) collectively owning up to an aggregate of five percent (5%) of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Competitive Business so long as none of the Seller or any of its Affiliates has any participation in the management of such Competing Person, (B) selling, distributing, installing or servicing, whether individually or as a part of a bundled set of products, in any jurisdiction (i) any product manufactured by the Company and sold to Seller or any of its Affiliates pursuant to any supply arrangement with the Company or (ii) any product that otherwise incorporates or uses as a component any of the products of the type manufactured by the Company (whether or not procured from the Company), so long as in each case such products are not manufactured by the Seller or any of its Affiliates, (C) engaging in any business (an “Existing Business”) in which Seller or any of its Affiliates (other than the Company) is engaged as of the date hereof, including any business that may constitute a Competitive Business, or owning an interest in, or managing, operating, controlling, or participating in or being connected with, as a partner, member, stockholder or otherwise, any Existing Business, (D) acquiring or investing in any Competing Person if the Competitive Business of such Competing Person accounted for less than fifteen percent (15%) of the consolidated revenues of such Competing Person in the fiscal year immediately preceding such acquisition or investment, provided that, in the event any such Competitive Business was acquired by such Competing Person subsequent to the beginning of such fiscal year, the calculation of such consolidated revenues shall be made as if such Competitive Business had been acquired by such Competing Person on the last day of the prior fiscal year.

(c) In the event that the Seller, any Person or business listed on Section 6.19(c) of the Company Disclosure Letter or any division or Subsidiary thereof or any of their respective successors or assigns (i) consolidates with, merges into or is sold to any other Person unaffiliated with any party hereto or (ii) transfers or conveys all or substantially all of its assets or properties to any Person unaffiliated with any party hereto (“Subsequent Dispositions”), then, and in each such case, proper provision shall be made so that the restrictions set forth in Section 6.19(a) shall continue, following a Subsequent Disposition, to apply to any such Person, business, division, Subsidiary, assets or properties to the same extent as such restrictions would have applied prior to such Subsequent Disposition.

(d) The Seller hereby agrees and stipulates, on behalf of itself and each of its Affiliates, that in any action or claim brought by the Seller or any of its Affiliates, or in any action or claim brought against the Seller or any of its Affiliates, involving the provisions of Section 6.19(a), the Seller hereby waives, and hereby agrees to cause its Affiliates to waive, any claim or defense that the non-competition covenants provided in Section 6.19(a) are unenforceable, void or voidable, for any reason, including, but not limited to, fraud, misrepresentation, illegality, unenforceable restraint of trade, failure of consideration, illusory contract, mistake or any other substantive legal defense. Further, the Seller agrees and stipulates that the provisions of Section 6.19(a) comport with and are in strict compliance with Section 15.50, et. seq. of the Texas Business and Commerce Code.

(e) From and after the date hereof and until the second (2nd) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, without the Purchaser’s prior written consent, (i) (A) hire, or (B) solicit (or direct anyone else to solicit) any current employee or sales representative of the Company to seek or accept employment or other affiliation with or representation of the Seller or any of its Affiliates or (ii) request, induce, or attempt to influence any employee or sales representative of the Company to terminate his or her employment with the Company, or to violate the terms of their Contracts with the Company, if any, provided, that (I) nothing herein shall prohibit a general employment solicitation made through newspaper advertisement or other public forum (and not engaged for the purpose of circumventing such provisions) and (II) nothing herein shall be construed to prevent the Seller or its Affiliates from employing any such person (other than the persons set forth in Section 6.19(e) of the Company Disclosure Letter) who (x) contacts the Seller or any of its Affiliates on his or her own initiative without any solicitation by or encouragement from the Seller or its Affiliates or (y) ceases to be employed by the Company and any of its Affiliates and has not been so employed for at least thirty (30) days prior to any direct or indirect solicitation by or encouragement from the Seller or any of its Affiliates.

(f) From and after the date hereof and until the third (3rd) anniversary of the Closing Date, the Seller shall, and shall cause its Affiliates and Representatives to, keep confidential any knowledge and information relating to the Company or any portion of the Competitive Business as conducted by the Company which: (i) is not publicly available other than as a result of an act or omission of the Seller or any of its Affiliates or Representatives; (ii) gives or may give any competitive advantage to the Company or its successors with respect to the operation of any Competitive Business; or (iii) if disclosed, could give any advantage to a competitor of the Company or its successors, or could otherwise be deleterious to the Company’s ownership or operation of a Competitive Business (each of the foregoing, the “Proprietary Information”) which the Seller or any of its Affiliates (other than the Company) obtained with respect to the Company or its Representatives unless and to the extent required by the rules or regulations of any national or international securities exchange or as requested pursuant to a subpoena, court order, civil investigative demand or similar judicial process or other oral or written request issued by a court of competent jurisdiction or by international, national, state or local governmental or regulatory body; provided, however, that there shall be no time limit on the obligation of the Seller, its Affiliates and Representatives to maintain the confidentiality of any and all trade secrets that constitute Proprietary Information.

(g) In the event that the covenants contained in this Section 6.19 are more restrictive than permitted by applicable Law, the parties hereto agree that such covenants shall be enforceable and enforced to the extent permitted by applicable Law. The Seller hereby acknowledges and agrees that the remedy at law for any breach of the requirements of Section 6.19 would be inadequate, and agrees and consents, on behalf of itself and each of its Affiliates, that, without intending to limit any additional remedies that may be available to the Purchaser at law or in equity, temporary and permanent injunctive and other equitable relief may be granted to the Purchaser without proof of actual damage or inadequacy of legal remedy in any proceeding that may be brought by the Purchaser to enforce any of the provisions of Section 6.19.

Section 6.20 Insurance. The Seller shall cause to be maintained through the Closing the Policies (or other policies providing substantially similar insurance coverage). If the Purchaser requests, Seller shall cause to be purchased, at the Purchaser’s expense, an extended reporting period with respect to such insurance. Following the Closing, (a) the Seller shall not, and shall cause its Affiliates not to, seek to change any rights or obligations of the Company under such insurance, (b) Seller shall, and shall cause its Affiliates to, cooperate with the Company in making claims under such insurance and (c) Seller shall, and shall cause its Affiliates to, promptly pay over to the Company any amounts that Seller or any such Affiliate may receive under such insurance in respect of losses experienced by the Company to the extent such losses were borne by the Company.

Section 6.21 Subsequent Financial Statements. The Company shall prepare and deliver to the Purchaser as promptly as practicable following the end of each fiscal quarter after the date hereof ended at least forty-five (45) days prior to the Closing Date, the unaudited balance sheets of the Company as of the end of such fiscal quarter and as of the end of the comparable quarter of the prior fiscal year, and for the related fiscal-year-to-date period ended as of the end of such fiscal quarter and the comparable period of the prior fiscal year, unaudited statements of earnings, members’ equity, cash flows and related notes (collectively, and together with the financial statements required to be delivered by the Seller and the Company pursuant to Section 6.18(a)(i)(A), the “Subsequent Financial Statements”). The Company shall provide reasonable and prompt assistance, at the Purchaser’s reasonable request, in the preparation of such pro forma financial statements as are required to be disclosed by the Purchaser following the Closing pursuant to Rule 3-05 of Regulation S-X. Prior to the Closing, the Seller shall use its commercially reasonable efforts to cause the Company’s independent auditors to (i) enter into a customary engagement letter with the Company (on terms reasonably acceptable to the Purchaser) pursuant to which the independent auditors agree to review the March 2011 Financial Statements, the March 2012 Financial Statements and the Subsequent Financial Statements in accordance with Statement on Auditing Standards No. 100, Interim Financial Information and (ii) have finalized review of the March 2011 Financial Statements, the March 2012 Financial Statements and the Subsequent Financial Statements, at Purchaser’s expense, in accordance with Statement on Auditing Standards No. 100, Interim Financial Information.

Section 6.22 Letters of Credit.

(a) The Purchaser has delivered to the Seller two irrevocable standby letters of credit from Wells Fargo Bank, N.A., the first of which shall have an aggregate face amount of $10,150,000 (the “General Termination Fee L/C”) and the second of which shall have an aggregate face amount of $4,350,000 (the “Maximum Termination Fee L/C”).

(b) In the event that (i) the Closing occurs or (ii) this Agreement is terminated and (A) the Purchaser and the Seller mutually agree that the Seller is not entitled to receive a Termination Fee under the terms of this Agreement, (B) the Seller does not provide notice to the Purchaser within 30 days following the date of such termination that it believes the Seller is entitled to receive a Termination Fee under the terms of this Agreement, (C) the Purchaser has paid the Maximum Termination Fee pursuant to Section 9.2(c) or (D) the Purchaser has received a Final Determination in favor of the Purchaser that the Seller is not entitled to receive a Termination Fee under the terms of this Agreement, then the Seller shall promptly execute and deliver to each of the financial institutions that issued the General Termination Fee L/C and the Maximum Termination Fee L/C written certificates or statements, in the form attached to such letters of credit or otherwise required by such financial institutions, certifying on behalf of the Seller that the conditions to the termination of such letters of credit have been satisfied and that such letters of credit should as a result be terminated.

(c) In the event that this Agreement is terminated and (i) the Purchaser and the Seller mutually agree that the Seller is not entitled to receive the Maximum Termination Fee under the terms of this Agreement, (ii) the Seller does not provide notice to the Purchaser within 30 days following the date of such termination that it believes the Seller is entitled to receive the Maximum Termination Fee under the terms of this Agreement or (iii) the Purchaser has received a Final Determination in favor of the Purchaser that the Seller is not entitled to receive the Maximum Termination Fee under the terms of this Agreement, then the Seller shall promptly execute and deliver to each of the financial institutions that issued the Maximum Termination Fee L/C a written certificate or statement, in the form attached to such letters of credit or otherwise required by such financial institutions, certifying on behalf of the Seller that the conditions to the termination of the Maximum Termination Fee L/C have been satisfied and that the Maximum Termination Fee L/C should as a result be terminated.

(d) In the event that the Purchaser has paid the General Termination Fee pursuant to Section 9.2(c), then the Seller shall promptly execute and deliver to each of the financial institutions that issued the General Termination Fee L/C a written certificate or statement, in the form attached to such letters of credit or otherwise required by such financial institutions, certifying on behalf of the Seller that the conditions to the termination of the General Termination Fee L/C have been satisfied and that the General Termination Fee L/C should as a result be terminated.

(e) In the event that the Seller is entitled to receive the General Termination Fee (but not the Maximum Termination Fee) under the terms of this Agreement and such amount has not been timely paid by the Purchaser as required by Section 9.2(c), the Purchaser shall promptly execute and deliver to each of the financial institutions that issued the General Termination Fee L/C a counterpart to a joint instruction authorizing a draw down under the General Termination Fee L/C in the amount of the General Termination Fee and the Seller shall cause the Maximum Termination Fee L/C to be terminated as provided in Section 6.22(c).

(f) In the event that the Seller is entitled to receive the Maximum Termination Fee under the terms of this Agreement and such amount has not been timely paid by the Purchaser as required by Section 9.2(c), the Purchaser shall promptly execute and deliver to each of the financial institutions that issued the General Termination Fee L/C and the Maximum Termination Fee L/C counterpart to joint instructions authorizing a draw down under the General Termination Fee L/C and the Maximum Termination Fee L/C in the aggregate amount of the Maximum Termination Fee; provided that if the Purchaser has previously paid the General Termination Fee, the Purchaser shall not be obligated to provide a joint instruction in respect of the General Termination Fee L/C.

Section 6.23 Separation/TSA Cooperation. As soon as possible after the date hereof, the parties shall cooperate in good faith to (i) plan for the separation of, and separate, as of the Closing, logically and physically the Company’s systems and data from those of the Seller and its Affiliates (other than the Company), including the Seller’s making available to the Purchaser human resources and other data reasonably requested by the Purchaser related to the Company and (ii) finalize Exhibits A and B to the Transition Services Agreement setting forth the Transition Services and Migration Services (each as defined in the Transition Services Agreement), respectively. Each party shall bear its own costs incurred in connection with the activities contemplated in this Section 6.23 prior to the Closing.

ARTICLE VII

CONDITIONS TO THE CLOSING

Section 7.1 Conditions to Obligations of the Purchaser and the Seller. The respective obligations of the Purchaser and the Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) no Governmental Entity shall have enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction, temporary restraining order or any other order of any nature to the effect that the transactions contemplated hereby may not be consummated as provided herein (a “Prohibitive Order”); and

(b) the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and the competition Laws of any jurisdiction set forth in Exhibit E shall have expired or been earlier terminated;

Section 7.2 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver by the Seller) at or prior to the Closing of the following conditions:

(a) the Fundamental Representations of the Purchaser contained in Article V shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of such time or, in the case of representations and warranties made as of a specific date, as of such date;

(b) the representations and warranties of the Purchaser contained in Article V (other than the Fundamental Representations) shall be true and correct (determined without regard to any materiality, Purchaser Material Adverse Effect, or similar qualification) as of the date hereof and as of the Closing as though made at and as of such time or, in the case of representations and warranties made as of a specific date, as of such date, except where any such failure of such representations and warranties to be true and correct would not, individually or in the aggregate, constitute or result in a Purchaser Material Adverse Effect;

(c) the Purchaser shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing; and

(d) the Purchaser shall have delivered, or caused to be delivered, to the Seller the items identified in Section 8.3.

Section 7.3 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby are further subject to the satisfaction (or waiver by the Purchaser) at or prior to the Closing of the following conditions:

(a) The Fundamental Representations of the Seller and the Company contained in Article III and Article IV shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of such time or, in the case of representations and warranties made as of a specific date, as of such date;

(b) The representations and warranties of the Seller and the Company contained in Article III and Article IV (other than the Fundamental Representations) shall be true and correct (determined without regard to any materiality, Seller Material Adverse Effect, Company Material Adverse Effect, or similar qualification) as of the date hereof and as of the Closing as though made at and as of such time or, in the case of representations and warranties made as of a specific date, as of such date, except where any such failure of such representations and warranties to be true and correct would not, individually or in the aggregate, constitute or result in a Company Material Adverse Effect or a Seller Material Adverse Effect, as applicable;

(c) The Seller and the Company shall have performed in all material respects their obligations hereunder required to be performed by each of them at or prior to the Closing;

(d) No change, effect, event, development or occurrence shall have occurred or come to exist since the date hereof that has had or would, individually or in the aggregate, have a Company Material Adverse Effect or a Seller Material Adverse Effect;

(e) The Company shall have received all consents, authorizations or approvals or delivered all notices required under the Contracts listed in Section 7.3(e) of the Company Disclosure Letter, in each case in form and substance reasonably satisfactory to the Purchaser, and no such consents, authorizations, approvals or notices shall have been revoked; and

(f) The Seller shall have delivered, or caused to be delivered, to the Purchaser the items identified in Section 8.2.

ARTICLE VIII

CLOSING

Section 8.1 Closing. Unless otherwise agreed to by the Seller and the Purchaser, the Closing shall occur at 9:00 a.m. local time on the date that is not later than the third (3rd) Business Day after the date on which all conditions to Closing (other than conditions the fulfillment of which are to occur at the Closing, but subject to the satisfaction or waiver of such conditions) are satisfied or waived. The Closing shall take place at the Dallas, Texas office of Vinson & Elkins L.L.P., located at 2001 Ross Avenue, Suite 3700, Dallas, Texas 75201, or at such other time or place as the Seller and the Purchaser may agree. Notwithstanding the foregoing, the Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by the Purchaser on two (2) Business Days’ written notice to the Seller and (ii) the second (2nd) Business Day immediately following the end of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Article VII as of the date determined pursuant to this sentence).

Section 8.2 Seller Closing Deliveries. At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

(a) an executed Assignment of Membership Interests and other instruments of transfer duly executed by the Seller as required in order to validly transfer title in and to the Interests;

(b) a certificate as to compliance with the conditions set forth in Section 7.3(a), Section 7.3(b), Section 7.3(c) and Section 7.3(d), duly executed by an authorized representative of the Seller;

(c) the Transition Services Agreement duly executed by any of the Seller and its affiliates that is a party thereto;

(d) the SS/MS Supply Agreement duly executed by Steelscape, Inc. and the Company;

(e) an executed counterpart to the MS/BBNA Supply Agreement duly executed by BlueScope Buildings North America, Inc. and the Company; and

(f) a statement meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations promulgated under the Code, to the effect that the Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

Section 8.3 Purchaser Closing Deliveries. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller the following:

(a) the Transaction Price in accordance with Section 2.2; and

(b) a certificate as to compliance with the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c), duly executed by an authorized officer of the Purchaser.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing and the transactions contemplated hereby may be abandoned:

(a) by unanimous written agreement of the Purchaser and the Seller;

(b) by the Purchaser or the Seller if at any time prior to the Closing Date there shall be a Prohibitive Order and such Prohibitive Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available (1) if such Prohibitive Order relates to the approval of the consummation of the transactions contemplated by this Agreement under the HSR Act or (2) to any party whose failure to fulfill any obligation under this Agreement shall have been the primary cause of, or resulted in, the occurrence of such Prohibitive Order;

(c) by the Seller if:

(i) at any time prior to the Closing Date, (A) there shall be a breach of any representation or warranty of the Purchaser in this Agreement or (B) there shall be a breach by the Purchaser of any of its covenants or agreements contained in this Agreement (other than its covenants and agreements contained in Section 8.1), in each case, such that the conditions set forth in Section 7.2 would not be satisfied if such breach is occurring or continuing as of the Closing; provided that such breach has not been waived by the Seller, provided further that (x) such breach is incapable of being cured by the Purchaser or (y) if capable of being cured, shall not have been cured by the Purchaser within thirty (30) days after written notice thereof from the Seller specifying the nature of such breach and requesting that it be cured, provided further that such breach is continuing at the time of termination, and provided further that neither the Seller nor the Company is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied;

(ii) the Closing shall not have occurred by November 2, 2012 (the “Initial Termination Date”); provided, that (A) if the Marketing Period has not ended on or before the Initial Termination Date, the Purchaser (by delivery of written notice to the Seller prior to 5:30 p.m. New York time on the Initial Termination Date), in its sole discretion, may extend the Initial Termination Date to the date that is two (2) Business Days after the final day of the Marketing Period, (B) if all of the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied on or before the Initial Termination Date other than Section 7.1(b) with respect to the HSR Act and those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time, the Purchaser (by delivery of written notice to the Seller prior to 5:30 p.m. New York time on the Initial Termination Date), in its sole discretion, may extend the Initial Termination Date to a date that is no more than sixty (60) days after the Initial Termination Date (provided that Purchaser may not extend the Initial Termination Date beyond the date on which the Debt Financing Commitment, as may be amended, expires), and (C) if all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time (except those conditions which are unsatisfied solely as the result of the passage of the Termination Date)), the Seller (by delivery of written notice to the Purchaser prior to 5:30 p.m. New York time on the Initial Termination Date or any Termination Date extension pursuant to clause (A) or (B) above), in its sole discretion, may extend the Initial Termination Date or such other Termination Date to a date that is three (3) Business Days after the Initial Termination Date (as extended, the “Termination Date”); provided further that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either the Seller or the Company is in material breach of this Agreement; or

(iii)(A) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time), (B) the Seller shall have given irrevocable written notice to the Purchaser that it stands and will stand, ready, willing and able to consummate the Closing, (C) the Purchaser fails to consummate the Closing by the time the Closing should have occurred pursuant to Section 8.1 and (D) the Seller shall have given the Purchaser written notice at least one (1) Business Day prior to such termination stating the Seller’s intention to terminate this Agreement pursuant to this Section 9.1(c)(iii); or

(d) by the Purchaser if:

(i) at any time prior to the Closing Date, (A) there shall be a breach of any representation or warranty by the Seller or the Company in this Agreement, or (B) there shall be a breach by the Seller or the Company of any of their covenants or agreements contained in this Agreement, in each case, such that the conditions set forth in Section 7.3 would not be satisfied if such breach is occurring or continuing as of the Closing; provided that such breach has not been waived by the Purchaser, provided further that (x) such breach is incapable of being cured by the Seller or the Company, as the case may be, or (y) if capable of being cured, shall not have been cured by the Seller or the Company, as the case may be, within thirty (30) days after written notice thereof from the Purchaser, provided further that such breach is continuing at the time of termination, and provided further that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, or

(ii) the Closing shall not have occurred by the Termination Date; provided that the Purchaser may not terminate this Agreement pursuant to this Section 9.1(d)(ii) if it is in material breach of this Agreement.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 9.1 by any party hereto, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made, this Agreement shall become void and have no effect (other than this Section 9.2, Section 6.2 (Confidentiality), Section 6.22 (Letters of Credit) and Article XI (Miscellaneous)) and, subject to this Section 9.2 and Section 11.13, there shall be no liability hereunder on the part of the parties hereto except for liability arising out of a breach of this Agreement. In addition, if this Agreement is terminated pursuant to Section 9.1:

(i) the Purchaser shall return all documents, work papers and other materials furnished by the Seller, the Company, any of their Affiliates, or any of their respective representatives or advisors relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Seller or, destroy all such documents, work papers and other materials and certify in writing to the Seller that such destruction has been completed, in each case in accordance with this Agreement and the Confidentiality Agreement;

(ii) the Purchaser shall not disclose, and shall keep strictly confidential, all Confidential Information in accordance with the terms of the Confidentiality Agreement; and

(iii) all filings, applications and other submissions made pursuant hereto shall, at the option of the filing party and to the extent practicable, be withdrawn from the Governmental Entity or other Person to which made.

(b) In the event that this Agreement is terminated:

(i) by the Seller pursuant to Section 9.1(c)(ii) or by Purchaser pursuant to Section 9.1(d)(ii) (and (A) at such time, all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time) other than Section 7.1(b) with respect to the HSR Act or (B) (I) at such time, all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time) and (II) as of October 12, 2012 (the “HSR Measurement Date”), all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time) other than Section 7.1(b) with respect to the HSR Act), then the Purchaser shall pay or cause to be paid to the Seller an amount equal to $10,150,000 (the “General Termination Fee”), provided that, if the failure to have satisfied the condition in Section 7.1(b) with respect to the HSR Act, (1) in the case of clause (A) above, by the Termination Date or (2) in the case of clause (B) above, by the HSR Measurement Date, was the result of a breach by Purchaser of any of its covenants, obligations or agreements hereunder, then the Purchaser shall instead pay or cause to be paid to the Seller an amount equal to $14,500,000 (the “Maximum Termination Fee”, and together with the General Termination Fee, each a “Termination Fee”);

(ii) by the Seller pursuant to Section 9.1(c)(iii), then the Purchaser shall pay or cause to be paid to the Seller an amount equal to the General Termination Fee, provided that, if (x) on the date the Closing was required to have occurred pursuant to Section 8.1, the Debt Financing could have been funded upon delivery of a drawdown notice by the Purchaser and any similar mechanical steps necessary under the Debt Financing Commitment for the funding of the Debt Financing, or (y) the Debt Financing could not be funded at the date the Closing was required to have occurred pursuant to Section 8.1 and the failure of such funding was the result of a breach by the Purchaser of any of its covenants, obligations or agreements hereunder, then the Purchaser shall instead pay or cause to be paid to the Seller an amount equal to the Maximum Termination Fee; or

(iii) by the Seller pursuant to Section 9.1(c)(i), and, at such time, all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the date of termination of this Agreement if the Closing were to occur at that time), then the Purchaser shall pay or cause to be paid to the Seller an amount equal to the Maximum Termination Fee.

(c) In the event that a Termination Fee is payable pursuant to Section 9.2(b), such Termination Fee shall be paid promptly, but in no event later than two (2) Business Days after the date of such termination, by wire transfer of immediately available funds to an account or accounts designated by the Seller in the notice of termination upon such termination (it being understood that in no event shall the Purchaser be required to pay a Termination Fee on more than one occasion). Solely for purposes of establishing the basis for the amount of a Termination Fee, and without in any way increasing the amount of a Termination Fee or expanding the circumstances in which a Termination Fee is to be paid, it is agreed that a Termination Fee is liquidated damages, and not a penalty, and the payment of a Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival of Representations, Warranties and Covenants. All representations and warranties contained in this Agreement and any certificate delivered pursuant to this Agreement shall survive the Closing until 11:59 p.m. New York, New York time on the eighteen (18) month anniversary of the Closing Date, at which time they (and the right to commence any claim with respect thereto under this Article X) shall terminate, and thereafter no party hereto shall be under any liability whatsoever with respect to any such representation or warranty; provided, however, that (a) the representations and warranties contained in each of Section 4.12 (other than Section 4.12(e)) (Employee Benefits Plans), Section 4.13 (Labor and Employment), and Section 4.14 (Environmental Matters) shall survive the Closing until the date that is the three (3) year anniversary of the Closing Date and the representations and warranties contained in Section 4.11 (Taxes) and Section 4.12(e) (ERISA) shall surviving the Closing until the date that is sixty (60) days after the expiration of the applicable statute of limitations and (b) the representations and warranties contained in Section 3.1 (Ownership of the Interests), Section 3.3 (Authorization; Noncontravention), Section 4.1 (Due Organization and Corporate Power), Section 4.2 (Authorization; Noncontravention), Section 4.3 (Capitalization), Section 4.4 (Subsidiaries), Section 5.1 (Due Organization and Corporate Power) and Section 5.2 (Authorization; Noncontravention) (collectively, such representations and warranties, the “Fundamental Representations”) shall survive the Closing indefinitely (in any such case, the “Survival Period”). In addition, all covenants and agreements contained in this Agreement, including the indemnification covenants and obligations contained in this Article X, shall survive the Closing until the expiration of the statute of limitations applicable to the respective matters contained therein; provided, however, that the indemnification covenants and obligations contained in Section 10.2(d) shall survive the Closing until the eighteen (18) month anniversary of the Closing Date. Notwithstanding the preceding sentences, any breach of representations, warranties, covenants or agreements in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 10.2 Seller’s Indemnification Obligations. Subject to the provisions of this Article X, from and after the Closing, the Seller shall indemnify, defend and hold harmless the Purchaser Indemnitees from, against and in respect of, and pay or reimburse the Purchaser Indemnitees for, any and all Damages (whenever arising or incurred) arising out of or relating to:

(a) any breach of any representation or warranty made by the Company or the Seller in this Agreement or any certificate delivered hereunder (including the certificate delivered pursuant to Section 8.2(b));

(b) Indemnified Taxes;

(c) any breach of any covenant, agreement or undertaking made by the Company to the extent such covenant, agreement or undertaking is required to be performed or satisfied by the Company prior to the Closing or the Seller in this Agreement or any certificate delivered hereunder (including the certificate delivered pursuant to Section 8.2(b));

(d) any Company Indebtedness outstanding as of immediately prior to the Closing and any Transaction Expenses, in each case, not taken into account in connection with the calculation and payment of the Transaction Price at Closing or after Closing pursuant to Section 2.3(l); and

(e) any violations of, or non-compliance with Texas Commission on Environmental Quality Permit No. 21559, as amended effective August 22, 2003, at the Company’s Lewisville, TX facility, including any capital expenditures or other costs incurred by the Purchaser or the Company that are necessary to bring the Lewisville, TX facility into compliance with such permit.

Section 10.3 Limitation on the Seller’s Indemnification Obligations. The Seller’s indemnification obligations pursuant to the provisions of Section 10.2 are subject to the following limitations:

(a) Purchaser Indemnitees shall not be entitled to recover under Section 10.2(a) (except with respect to any breach relating to the representations and warranties contained in Section 4.11 (Taxes) or the Fundamental Representations) any Damages until the total amount which Purchaser Indemnitees would recover under Section 10.2(a) (except for the representations and warranties contained in Section 4.11 or the Fundamental Representations) exceeds 0.75% of the Purchase Price (the “Basket”), at which point the Seller shall be liable only for the amounts in excess of the Basket; provided that the Seller shall not be liable to indemnify Purchaser Indemnitees for any individual claim or claims relating to the same set of facts and circumstances pursuant to Section 10.2(a) (except for the representations and warranties contained in Section 4.11, or the Fundamental Representations) until Purchaser Indemnitees have suffered aggregate Damages arising out of such claim or claims relating to the same set of facts and circumstances equaling or exceeding $50,000, in which case the Seller shall be liable for all Damages arising out of such claim or claims subject to the limitations of this Section 10.3; and provided further that all claims for which the Seller is not required to indemnify Purchaser Indemnitees because the associated Damages do not equal or exceed $50,000 shall also not count towards the Basket.

(b) Purchaser Indemnitees shall not be entitled to recover under Section 10.2(a) (except with respect to any breach relating to the representations and warranties contained in Section 4.11 or the Fundamental Representations) any Damages to the extent the aggregate claims under Section 10.2(a) (except for the representations and warranties contained in Section 4.11 or the Fundamental Representations) of Purchaser Indemnitees exceed 12% of the Purchase Price (the “Liability Cap”).

(c) Purchaser Indemnitees shall not be entitled to recover Damages under Section 10.2(e) in excess of the lowest cost of corrective action that addresses the violation or non-compliance to the extent required by applicable Environmental Laws (considered as a whole taking into consideration any negative impacts such response may have on the operations of the Lewisville, TX facility).

(d) The aggregate liability of the Seller for Damages of Purchaser Indemnitees under Section 10.2 shall not exceed the amount of the final Transaction Price.

(e) For purposes of computing the aggregate amount of claims against the Seller, the amount of each claim by a Purchaser Indemnitee shall be deemed to be an amount equal to, and any payments by the Seller pursuant to Section 10.2 shall be limited to, the amount of Damages that remain after deducting therefrom any insurance proceeds and any indemnity, contributions or other similar payment, in each case, that are actually collected by such Purchaser Indemnitee from any third party with respect thereto after the use of commercially reasonable efforts.

(f) The Seller shall have no obligation to indemnify any Purchaser Indemnitees from and against any Damages arising out of the breach of any of the representations or warranties made herein unless, within the Survival Period, Purchaser Indemnitee delivers to the Seller a Notice of Claim pursuant to Section 10.5 or Section 10.6 relating to the breach which gives rise to such Damages.

(g) In the event of any matter giving rise to an indemnity obligation of the Seller pursuant to Section 10.2, the Purchaser will take, or cause the Company to take, such measures to mitigate the consequences of the matter as required by applicable Law.

(h) From and after the Closing, the Seller shall not have (and each hereby releases) any right of contribution, indemnification or other recourse against the Company with respect to any pre-Closing breach by the Company or the Seller of any of their respective representations, warranties, covenants or agreements.

(i) The Seller shall not have any liability pursuant to Section 10.2 in respect of any amount of Damages to the extent reflected on the final Closing Statement as a deduction in determining the Transaction Price hereunder or to the extent reflected as a reserve in the Working Capital as finally determined pursuant to this Agreement.

(j) In any claim for indemnification hereunder, the Seller shall not be required to indemnify any Purchaser Indemnitee for exemplary or punitive damages unless actually paid to a third party.

(k) The Purchaser shall treat any payments that the Seller makes or receives pursuant to this Article X as an adjustment to or refund of (as applicable) the Transaction Price for federal Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the Purchaser and the Seller causes such payment not to be treated as an adjustment to or refund of the Transaction Price for federal Tax purposes.

(l) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of the Seller and the Company and the Purchaser Indemnitees’ rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Purchaser (including by any of its Affiliates, and its and their advisors, consultants or representatives) or by reason of the fact that the Purchaser, any of its Affiliates, or its and their advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Purchaser’s waiver of any condition set forth in Article VII.

(m) The Seller shall have no obligation to indemnify any Purchaser Indemnitees from and against any Damages arising out of any environmental sampling, testing or investigation of the soil, groundwater, surface water, sediments, air, or any other environmental media (“Environmental Tests”) by the Purchaser or its Affiliates, or authorized representatives or agents of the Purchaser or its Affiliates, after the Closing on any of the Company’s properties unless the Environmental Tests are conducted (i) to comply with the requirements of applicable Environmental Laws or environmental Permits, (ii) in response to a request, claim, demand or investigation by a Governmental Entity, which request, claim, demand or investigation has not been invited or deliberately initiated by the Purchaser or any of Purchaser’s Affiliates, (iii) in response to a request from a potential buyer or lender in connection with a possible sale or financing transaction by the Company, (iv) to prevent, mitigate, respond to, investigate, or otherwise remediate any environmental conditions that pose or could reasonably be expected to pose, in the reasonable judgment of Purchaser or its Affiliates, an unacceptable risk of harm to the health, safety and welfare of the public, the Purchaser’s and its Affiliate’s employees, or the environment, or (v) during the course of Purchaser’s business operations arising out of repairs, modifications, expansion, construction or other activities conducted consistent with normal business practices.

(n) Any materiality, Seller Material Adverse Effect, Company Material Adverse Effect or similar qualification contained in any representations and warranties of the Seller or the Company (excluding any such qualification in clause (b) of Section 4.8 (Absence of Certain Changes), Section 4.11 (Taxes), the first sentence of clause (a) of Section 4.17 and the Fundamental Representations) shall be disregarded for purposes of determining the amount of Damages arising from a breach of any such representations and warranties. (x) Any Seller Material Adverse Effect or Company Material Adverse Effect qualification or (y) any materiality or similar qualification that is made in reference to the Company, the Seller, the business of the Company, the ability of the Company to consummate the transactions contemplated by this Agreement or the ability of the Company to continue to conduct its business as currently conducted (but not, in the case of this clause (y), that serves as a qualification to a listing requirement or is part of the phrase “in all material respects”) (excluding any such qualification in clause (b) of Section 4.8 (Absence of Certain Changes), Section 4.11 (Taxes), the first sentence of clause (a) of Section 4.17 and the Fundamental Representations) shall be disregarded for purposes of determining whether any such representations and warranties containing any qualification of the type described in (x) or (y) in this sentence have been breached if the Damages arising out of or relating to any individual breach of any such representation or warranty (without giving effect to any materiality, Seller Material Adverse Effect, Company Material Adverse Effect or similar qualification) exceeds $2,000,000.

Section 10.4 Purchaser’s Indemnification Obligations.

(a) Subject to the provisions of this Article X, from and after the Closing, the Purchaser shall indemnify, defend and hold harmless the Seller Indemnitees from, against and in respect of, and pay or reimburse the Seller Indemnitees for, any and all Damages (whenever arising or incurred) arising out of or relating to:

(i) any breach of any representation or warranty made by the Purchaser in this Agreement or any certificate delivered hereunder (including the certificate delivered pursuant to Section 8.3(b));

(ii) any breach of any covenant, agreement or undertaking made by the Purchaser or, after the Closing, the Company in this Agreement or any certificate delivered hereunder (including the certificate delivered pursuant to Section 8.3(b)); and

(iii) if and to the extent not terminated at or prior to Closing, that certain Lease Guaranty, dated February 2010, by BSNA in consideration of and in order to induce the execution of that certain Lease Agreement, dated June 2005, between DeMatteo Management, Inc. and Galvamet America, Corp., predecessor to the Company, as amended; provided, however, that the Purchaser shall have no obligation to indemnify the Seller Indemnitees for any Damages arising out of or related to such Lease Guaranty arising from actions or omissions by BSNA or the Company prior to the Closing.

(b) The Purchaser’s indemnification obligations pursuant to the provisions of this Section 10.4 are subject to the following limitations:

(i) Seller Indemnitees shall not be entitled to recover under Section 10.4(a)(i) (except with respect to any breach relating to the Fundamental Representations) any Damages until the total amount which the Seller Indemnitees would recover under Section 10.4(a)(i) (except for the Fundamental Representations) exceeds the Basket, at which point the Purchaser shall be liable only for the amounts in excess of the Basket; provided that the Purchaser shall not be liable to indemnify Seller Indemnitees for any individual claim or claims relating to the same set of facts and circumstances pursuant to Section 10.4(a)(i) (except for the Fundamental Representations) until Seller Indemnitees have suffered aggregate Damages arising out of such claim or claims relating to the same set of facts and circumstances equaling or exceeding $50,000, in which case the Purchaser shall be liable for all Damages arising out of such claim subject to the limitations of this Section 10.4; and provided further that all claims for which the Purchaser is not required to indemnify Seller Indemnitees because the associated Damages do not equal or exceed $50,000 shall also not count towards the Basket.

(ii) Seller Indemnitees shall not be entitled to recover under Section 10.4(a)(i) (except with respect to any breach relating to the Fundamental Representations) any Damages to the extent the aggregate claims under Section 10.4(a)(i) (except for the Fundamental Representations) of Seller Indemnitees exceed Liability Cap.

(iii) The aggregate liability of the Purchaser for Damages of Seller Indemnitees under Section 10.4(a) shall not exceed the amount of the final Transaction Price.

(iv) For purposes of computing the aggregate amount of claims against the Purchaser, the amount of each claim by a Seller Indemnitee shall be deemed to be an amount equal to, and any payments by the Purchaser pursuant to this Section 10.4 shall be limited to, the amount of Damages that remain after deducting therefrom any insurance proceeds and any indemnity, contributions or other similar payment, in each case, that are actually collected from any third party with respect thereto after the use of commercially reasonable efforts.

(v) The Purchaser shall have no obligation to indemnify any Seller Indemnitees from and against any Damages arising out of the breach of any of the representations or warranties made herein unless, within the Survival Period, Seller Indemnitee delivers to the Purchaser a Notice of Claim pursuant to Section 10.5 or Section 10.6 relating to the breach which gives rise to such Damages.

(vi) In the event of any matter giving rise to an indemnity obligation of the Purchaser pursuant to this Section 10.4, the Seller will take such measures to mitigate the consequences of the matter as required by applicable Law.

(vii) In any claim for indemnification hereunder, the Purchaser shall not be required to indemnify any Seller Indemnitee for exemplary or punitive damages unless actually paid to a third party.

(viii) The Seller shall treat any payments that the Purchaser makes or receives pursuant to this Article X as an adjustment to or refund of (as applicable) the Transaction Price for federal Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the Purchaser and the Seller causes such payment not to be treated as an adjustment to or refund of the Transaction Price for federal Tax purposes.

Section 10.5 Non-Third Party Claims Procedures. In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party (a “Notice of Claim”). Such Notice of Claim shall specify the legal and factual basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to Section 10.2 or Section 10.4, as applicable, except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that any Notice of Claim for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the applicable Survival Period for such representation or warranty.

Section 10.6 Third Party Claims Procedures.

(a) Following the receipt of notice of a Third Party Claim, the party receiving the notice of the Third Party Claim shall promptly (i) notify the other party of its existence setting forth with reasonable specificity the facts and circumstances of which such party has received notice and (ii) if the party giving such notice is an Indemnified Party, specifying the legal and factual basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted; provided that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in (x) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (y) actual material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days following its receipt of notice of a Third Party Claim, to the extent permitted by applicable law, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and to be solely responsible for the payment of the fees and disbursements of such counsel. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim after it notifies the Indemnifying Party of such Third Party Claim prior to the time that it receives notice from the Indemnifying Party of its election in accordance with the preceding sentence to assume the defense of such Third Party Claim. In the event, however, that the Indemnifying Party declines or fails or is not entitled hereunder to assume the defense of the Third Party Claim as provided herein or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such thirty (30) day period, then the Indemnified Party shall be entitled to assume and control such defense and, for the avoidance of doubt, any Damages in respect of such Third Party Claim shall include the reasonable and documented fees and disbursements of counsel for the Indemnified Party as incurred. If the Indemnified Party in good faith determines that the Third Party Claim involves an issue or matter which could reasonably have a material adverse effect on the business or assets of the Indemnified Party, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or Litigation relating to any such Third Party Claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(b) In any Third Party Claim for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such party’s own expense; provided that the Indemnifying Party shall pay the fees and expenses of such separate counsel if (i) the employment of separate counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such claim, (ii) the Indemnified Party shall have been advised by counsel that there may be defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party or (iii) the Indemnified Party’s counsel shall have advised the Indemnified Party in writing, with a copy delivered to the Indemnifying Party, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel; and provided further that the Indemnifying Party shall not, in connection with any one such Third Party Claim or separate but substantially similar Third Party Claims arising out of the same general allegations, be required to pay the fees and disbursements of more than one separate firm of attorneys at any time for all Indemnified Parties in any jurisdiction.

(c) The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the other Party reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(d) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed). No Indemnifying Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), unless such settlement, compromise or consent (x) includes, as a condition of such settlement, compromise or consent, a complete and unconditional release of each Indemnified Party from any and all liability arising out of such claim, (y) does not contain any finding, admission or statement suggesting any wrongdoing, violation of Law, or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or otherwise encumbers any of the assets of the Indemnified Party.

Section 10.7 Recoveries from Third Persons; Duplicative Recoveries.

(a) In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant hereto, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(b) No Indemnified Party may recover Damages from an Indemnifying Party under this Article X to the extent such recovery would result in duplicative recovery for the same Damages.

Section 10.8 Indemnification Exclusive Remedy. From and after the Closing, except as otherwise provided in Section 2.3, and except in cases involving fraud or willful misconduct, the indemnification pursuant to the provisions of this Article X and Section 6.8 shall be the exclusive remedy of the parties in respect of this Agreement or the transactions contemplated by this Agreement including for any misrepresentation or breach of any representation or warranty, covenant, agreement or undertaking contained herein or in any certificate executed and delivered pursuant to the provisions hereof.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Fees and Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. For the avoidance of doubt, HSR Fees shall be paid by the Purchaser and if the Closing occurs, the Purchase Price shall be reduced at the Closing in an amount equal to 50% of the HSR Fee (as provided in the definition of “Transaction Price”).

Section 11.2 Extension; Waiver. The Purchaser (on behalf of itself and after the Closing, the Company) and the Seller (on behalf itself and prior to the Closing, the Company) may (a) extend the time for the performance of any of the obligations or other acts of such other applicable party, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance by such other applicable party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach, or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.3 Notices.

(a) All notices, consents, demands or other communications (collectively, the “Notices”) made pursuant to this Agreement shall be in writing, in the English language and signed and correctly dated by the party sending same. All Notices shall be delivered personally (by courier or otherwise) or by facsimile (with written confirmation of successful transmission) or sent by registered or certified mail (return receipt requested) or by overnight delivery (with evidence of delivery and postage and other fees prepaid), including by Federal Express, to the receiving party at the address given below:

If to the Seller or to the Company (prior to Closing), to:

VSMA, Inc.

1540 Genessee Street

Kansas City, Missouri 65102

Attention: Sean A. Power

Fax: (816) 627-8923

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

2001 Ross Avenue

Suite 3700

Dallas, Texas 75201-2975

Attention: Robert L. Kimball

Fax: (214) 999-7860

If to the Purchaser or to the Company (after the Closing), to:

NCI Group, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

Attention: General Counsel

Fax: (281) 897-7305

With a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Andrew L. Bab

Fax: (212) 909-6836

(b) Any Notice delivered (i) personally or by registered or certified mail or by overnight delivery shall be deemed to have been given on the date it is so delivered, or upon attempted delivery if acceptance of delivery is refused, and (ii) by facsimile transmission shall be deemed to have been given on the first Business Day it is received (or on the first Business Day after it is received, if received on a day other than a Business Day, or if received outside normal business hours of a Business Day).

(c) A party may change the address to which Notices hereunder are to be sent to it by giving Notice of such change of address in the manner provided in Section 11.3(a) above.

Section 11.4 Entire Agreement. This Agreement (including the schedules and exhibits hereto), together with the Confidentiality Agreement, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

Section 11.5 Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, and shall inure to the benefit of, (x) with respect to the provisions of Section 6.6, the Persons benefiting from the provisions thereof, (y) with respect to the provisions of Section 6.18 (Financing Cooperation), the second sentence of Section 11.6 (Amendment and Modification), Section 11.9 (Governing Law), Section 11.11 (Consent to Jurisdiction; Waiver of Jury Trial) and

Section 11.13 (Specific Performance; Limitation of Liability), the Debt Financing Sources and (z) with respect to the provisions of Article X, the Purchaser Indemnitees and the Seller Indemnitees, as applicable, all of whom named in the foregoing clauses (x), (y) and (z) are hereby made third-party beneficiaries thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties, except that the Purchaser may assign (including by way of pledge), without the prior written consent of the other parties, any or all of its rights, interests and obligations hereunder (including its rights to seek indemnification hereunder) to one or more of its Affiliates, provided that any such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained herein, and that no such assignment referred to in this sentence shall relieve the Purchaser of its obligations hereunder. For the avoidance of doubt, a change of control of the Purchaser shall not be deemed an assignment for purposes of this Agreement. Notwithstanding the foregoing, to the extent that the parties hereto modify any rights under this Agreement in accordance with Section 11.6 that inure to the benefit of Persons that are not parties hereto, such Persons shall be subject to such modifications.

Section 11.6 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented by the parties hereto in any and all respects but only in a written instrument executed by all parties. The obligations of the Purchaser, the Company and the Seller under Section 6.18 (Financing Cooperation), Section 11.9 (Governing Law), Section 11.11 (Consent to Jurisdiction; Waiver of Jury Trial) and Section 11.13 (Specific Performance; Limitation of Liability) shall not be terminated or modified in such a manner as to adversely affect the rights of any Debt Financing Sources unless (x) such termination or modification is required by applicable Law or (y) the affected Debt Financing Sources shall have consented in writing to such termination or modification.

Section 11.7 Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Delivery of an executed counterpart of the signature page of this Agreement by facsimile or other electronic transmission (including by PDF) shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.9 Governing Law. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to its conflict of laws principles, to the extent such principles would require or permit the application of laws of another jurisdiction.

Section 11.10 Disclosure Letters.

(a) Disclosure of any fact or item in any Section of the Company Disclosure Letter shall be deemed to have been disclosed with respect to every other Section to which such disclosure is relevant to the extent that the relevance of such item to such other Section is reasonably apparent on the face of such item. The inclusion of any specific item in any Section of the Company Disclosure Letter is not intended to imply that the items so included or other items, are or are not material, and no party shall use the fact of the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not material for purposes hereof.

(b) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement (other than with respect to any representation, warranty or provision of this Agreement in which such specification occurs).

Section 11.11 Consent to Jurisdiction; Waiver of Jury Trial.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the courts of the United States for the District of Delaware, and the appellate courts thereof, solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated herein (including, for the avoidance of doubt, any action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Financing Commitment, the Debt Financing or the performance of services thereunder or related thereto), and hereby irrevocably waive, and agree not to assert, as a defense in any action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), that such action may not be brought or is not maintainable in said courts, that such action is brought in an inconvenient forum or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that delivery of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.3 hereof or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute against the Debt Financing Sources arising out of or relating to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

(b) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT (including any such action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Financing Commitment, the Debt Financing or the performance of services thereunder or related thereto) or the negotiation, execution, administration, performance or enforcement hereof or thereof. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implication of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this section.

Section 11.12 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 11.13 Specific Performance; Limitation of Liability.

(a) Notwithstanding anything to the contrary in this Agreement, if the Purchaser shall fail to effect the Closing when required by Section 8.1 for any or no reason or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then, (i) except for the right of the Company to seek an injunction, specific performance or other equitable relief in accordance with Section 11.13(b), in the event that the Seller shall be entitled to terminate the Agreement as provided by Section 9.1(c)(i), Section 9.1(c)(ii) or Section 9.1(c)(iii) and receive a Termination Fee pursuant to Section 9.2(b), the Seller and the Company’s sole and exclusive pre-Closing remedy (whether at law, in equity, in contract, in tort or otherwise) against any Purchaser Related Party for any breach, loss or damage shall be to terminate this Agreement as provided, and only to the extent provided, in Section 9.1(c)(i), Section 9.1(c)(ii) or Section 9.1(c)(iii) and to receive payment of a Termination Fee under and only to the extent provided by Section 9.2(b); and (ii) following termination of this Agreement in accordance with Section 9.1(c)(i), Section 9.1(c)(ii) or Section 9.1(c)(iii) and payment of a Termination Fee as described in the immediately foregoing clause (i), except for the Reimbursement Obligation set forth in Section 6.18(b) and any amount payable pursuant to Section 9.2(b), (x) none of the Purchaser Related Parties shall have any liability to the Seller or the Company, or any of their Affiliates or any other Person relating to or arising out of this Agreement, the Debt Financing Commitments or otherwise, whether at law or equity, in contract or tort or otherwise, and no Person will have any rights or claims against any of the Purchaser Related Parties hereunder or thereunder, and (y) the Seller and the Company shall cause any Proceeding pending in connection with this Agreement or any of the transactions contemplated hereby (including any Proceeding related to the Debt Financing, Debt Financing Sources or the Debt Financing Commitments) by any of them or any of their respective Affiliates, and seek to cause any such Proceeding by any of their respective Affiliates, any of their or their respective Affiliates’ former, current or future directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners or stockholders or assignees of any of the foregoing (collectively, the “Seller Related Parties”) against the Purchaser or any other Purchaser Related Party to be dismissed with prejudice promptly, and in any event within five (5) Business Days, after payment of a Termination Fee. In the event that the Seller shall be entitled to terminate the Agreement as provided by Section 9.1(c)(i), Section 9.1(c)(ii) or Section 9.1(c)(iii) and receive a Termination Fee pursuant to Section 9.2(b), except for the payment by the Purchaser of a Termination Fee when required and to the extent set forth in Section 9.2(b) and the Reimbursement Obligation set forth in Section 6.18(b), (i) none of the Purchaser nor any other Purchaser Related Party shall have any liability to the Seller or any Seller Related Party in connection with this Agreement (including in respect of any breach of any representation, warranty, covenant or agreement) or the transactions contemplated hereby, (ii) in no event shall any party hereto nor any Purchaser Related Party be liable for or obligated to pay consequential, special, multiple, punitive or exemplary damages including, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of any of the transactions contemplated hereby (including the Debt Financing and the Debt Financing Commitments), and (iii) in no event shall any Seller Related Party seek on behalf of any Seller Related Party any damages from, or otherwise bring any Proceeding against, any Purchaser Related Party in connection with this Agreement or any of the transactions contemplated hereunder (including any Proceeding related to the Debt Financing, the Debt Financing, or the Debt Financing Commitments), other than a Proceeding to recover payment of a Termination Fee to the extent such Termination Fee is not paid when due pursuant to Section 9.2(b) or for specific performance, injunction or other equitable remedy in accordance with this Section 11.13. Notwithstanding anything in this agreement to the contrary, the maximum aggregate liability of the Purchaser Related Parties for any breach of this agreement or failure to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), shall in all case be limited to the amount of the Maximum Termination Fee, plus any amount that may be payable pursuant to Section 6.18(b). While the Seller may pursue both a grant of specific performance, injunction or other equitable remedies under Section 11.13(b) and the payment of a Termination Fee under Section 9.2(b), under no circumstances shall the Seller Related Parties, taken as a whole, be permitted or entitled to receive both a grant of specific performance of the obligation to consummate the Closing and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of a Termination Fee and in no event shall the Purchaser be required to pay a Termination Fee on more than one occasion. In no event shall any Seller Related Party be entitled to seek the remedy of specific performance of this Agreement other than in accordance with this Section 11.13. Notwithstanding anything to the contrary contained in this Agreement, in the event that the General Termination Fee is paid pursuant to Section 9.2(b), nothing contained in this Section 11.13(a) shall prevent the Seller from bringing a claim against the Purchaser asserting that Seller is entitled to receive the Maximum Termination Fee under this Agreement.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to this Section 11.13, at any time prior to the termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without any bond or other security being required, such requirement being hereby waived, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at law or in equity, provided that the Seller shall be entitled to seek specific performance of the Purchaser’s obligations to consummate the Closing pursuant to the terms of this Agreement only in the event that each of the following conditions has been satisfied: (A) all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which conditions is capable of being satisfied at the Closing), (B) the Debt Financing will be funded at the Closing if all other conditions to the Closing shall have been satisfied, (C) the Purchaser fails to consummate the Closing by the time the Closing should have occurred pursuant to Section 8.1, and (D) the Seller shall have given written notice to the Purchaser that if specific performance is granted and the Debt Financing is funded, and the Purchaser otherwise complies with its obligations hereunder, then the Closing will occur.

(c) The parties hereto acknowledge that the agreements contained in this Section 11.13 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Nothing in this Section 11.13 shall in any way expand or be deemed or construed to expand the circumstances in which the Purchaser or any other Purchaser Related Party may be liable under this Agreement or any of the transactions contemplated hereby (including the Debt Financing).

(d) To the extent any party hereto brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 9.2(a) hereof) when such remedy is expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Proceeding.

Section 11.14 Conflicts and Privilege. The parties agree that in the event a dispute arises after the Closing between the Purchaser or the Company, on the one hand, and the Seller, on the other hand, Vinson & Elkins L.L.P. shall not represent the Seller or any of its Affiliates in any such dispute except with respect to any dispute over the adjustment to the Transaction Price following the Closing as provided in Section 2.3(f). The parties further agree that all communications among Vinson & Elkins L.L.P., the Seller and the Company (other than communications solely between the Seller and Vinson & Elkins L.L.P.) shall be subject to the joint attorney-client privilege of the Company and the Seller and the parties agree that any such joint attorney-client privilege shall not prevent Vinson & Elkins L.L.P. from representing the Seller or its Affiliates with respect to any dispute over the adjustment to the Transaction Price following the Closing as provided in Section 2.3(f).

Section 11.15 Guarantee. All of the Seller’s obligations hereunder are hereby guaranteed by BSNA. BSNA hereby acknowledges and agrees that it shall cause the Seller to comply with all of the Seller’s obligations under this Agreement (“Guaranteed Obligations”), and in the event the Seller fails to comply with any such obligations, it shall intervene to perform, or cause to be performed, such obligations in accordance with the terms of this Agreement. This is an unconditional guarantee of payment and not of collectibility. BSNA agrees that, for so long as Seller is an affiliate of BSNA, the Purchaser and the Seller may at any time and from time to time, without notice to BSNA or BSNA’s further consent, extend the term of this Agreement and make any agreement with the Seller or any Person liable with respect to any of the Guaranteed Obligations hereunder for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Purchaser and the Seller or any such other Person without in any way impairing or affecting any of its Guaranteed Obligations hereunder. BSNA agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of any of the Purchaser Related Parties to assert any claim or demand or to enforce any right or remedy against the Seller or any other Person liable with respect to any of the Guaranteed Obligations; (b) any change in the time, place or manner of payment of any Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (c) any change in the corporate existence, structure or ownership of the Seller or any other Person liable with respect to any of the Guaranteed Obligations; (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Seller or any other Person liable with respect to any of the Guaranteed Obligations; (e) the existence of any right of set-off which BSNA may have at any time against the Purchaser Related Parties, whether in connection with any Guaranteed Obligations or otherwise; or (f) the adequacy of any other means the Purchaser may have of obtaining payment of any Guaranteed Obligations. To the fullest extent permitted by Law, BSNA hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by any of the Purchaser Related Parties. BSNA waives promptness, diligence, notice of the acceptance of this guarantee and of any Guaranteed Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Purchaser or any other Person liable with respect to the Guaranteed Obligations and all suretyship defenses generally. BSNA acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Agreement and that the waivers set forth in this guarantee are knowingly made in contemplation of such benefits.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its respective officer thereunto duly authorized, as of the date first above written.

VSMA, INC.

By:
Name:
Title:

METL-SPAN LLC

By:
Name:
Title:

NCI GROUP, INC.

By:
Name:
Title:

BLUESCOPE STEEL NORTH AMERICA CORPORATION, solely for the limited purpose of Section 11.15

By:
Name:
Title:

Signature Page to

Equity Purchase Agreement